As filed with the Securities and Exchange Commission on March 22, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Foster Wheeler Ltd.
(Exact name of registrant as specified in its charter)

Bermuda*	1600	22-3802649
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
incorporation or organization)	Classification Code)

Perryville Corporate Park
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

*	Maintains its registered offices at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda, and its principal executive offices at Perryville Corporate Park, Clinton, New Jersey 08809-4000

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tracy Kimmel
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
(212) 556-2100

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box   [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:   [X]

     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:   [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of			Proposed Maximum
Securities to be	Amount to be		Offering Price		Proposed Maximum		Amount of
Registered	Registered		Per Unit		Aggregate Offering Price (2)		Registration Fee

Common Shares	5,408,717	(1)(2)	$47.32	(3)	$255,940,489		$27,354

Series B Convertible
Preferred Shares	4		$1,000	(4)	$4,000	(4)	$1.00

Class A Warrants to
purchase Common
Shares	400		$64.50	(5)	$25,800	(5)	$3.00

Class B Warrants to
purchase Common
Shares	72,988		$2.67	(5)	$194,878	(5)	$20.00

Total	5,482,109		$1,114.49		$256,165,167		$27,378 (6)

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”) this Registration Statement also covers such indeterminate number of additional common shares as may be offered and issued upon exercise of the Registrant’s warrants to prevent dilution resulting from any equity restructuring or change in capitalization of the Registrant.

(2)	Of the 5,408,717 common shares being registered, 260 shares represent common shares issuable upon the conversion of the Series B Convertible Preferred Shares being registered hereunder, 674 shares and 5,277 shares represent common shares issuable upon the exercise of the Class A and Class B warrants, respectively, being registered hereunder.

(3)	Estimated solely for purposes of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act, and based upon the average of the high and low sales prices of common shares on March 20, 2006, as reported on The Nasdaq Stock Market, Inc.’s National Market.

(4)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act based on a Series B Convertible Preferred Stock price of $1000 per share, the last sale price of Foster Wheeler Ltd.’s Series B Convertible Preferred Shares, or preferred shares, on the OTC Bulletin Board on April 20, 2005. There was no bid or asked price quoted for the preferred shares on the dates of April 21, 2005 through March 20, 2006.

(5)	Estimated solely for purposes of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act, and based upon the average of the high and low sales prices of the Class A warrants and Class B warrants on March 20, 2006, as reported on The Nasdaq Stock Market, Inc.’s National Market.

(6)	Pursuant to Rule 457(p), $55,508 of the filing fee has been offset against the previously paid filing fee relating to unsold securities registered on the Registration Statement on Form S-3/A (No. 333-120076) filed by Foster Wheeler Ltd. on December 21, 2004, which were removed from registration by means of a post-effective amendment filed on February 7, 2006.

PROSPECTUS

Foster Wheeler Ltd.

Up to 5,408,717 Common Shares
4 Series B Convertible Preferred Shares
400 Class A Warrants to Purchase Common Shares
72,988 Class B Warrants to Purchase Common Shares

     This prospectus relates to the resale of the securities listed above. The common shares (other than the common shares issuable upon conversion of the preferred shares), preferred shares and Class A warrants were originally issued by Foster Wheeler Ltd. in connection with its equity-for-debt exchange offer. The Class B warrants were issued in a pro rata distribution to all of Foster Wheeler Ltd.’s shareholders in connection with the equity-for-debt exchange offer.

     Each preferred share offered hereby is optionally convertible into 65 common shares and is entitled to dividends and distributions, in each case on an as converted basis, except in certain circumstances described in this prospectus. The preferred shares are non-voting, except in the limited circumstances described in this prospectus.

     Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase, in the case of the Class A warrants, 1.6841 common shares and, in the case of the Class B warrants, 0.0723 common shares, at a price of $9.378 per common share issuable thereunder. The Class A warrants are currently exercisable and, subject to extension as described in this prospectus, must be exercised on or before September 24, 2009. The Class B warrants are also currently exercisable and, subject to extension as described in this prospectus, must be exercised on or before September 24, 2007.

     Our common shares, Class A warrants and Class B warrants are quoted on The Nasdaq Stock Market, Inc.’s National Market under the symbols “FWLT,” “FWLTW” and “FWLTZ”, respectively. On March 20, 2006, the closing prices for each common share, Class A warrants and Class B warrants were $48.00, $64.50 and $2.78, respectively.

     Our preferred shares are quoted on the Over-the-Counter Bulletin Board under the symbol “FWLBF.PK”. On April 20, 2005, the last sale price for our preferred shares on the Over-the-Counter Bulletin Board was $1000 per share. There was no bid or asked price quoted for the preferred shares on the dates April 21, 2005 through March 20, 2006.

     For a discussion of factors you should consider before you decide to purchase any securities, see “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 22, 2006

TABLE OF CONTENTS

Summary	1
Risk Factors	3
Forward Looking Statements	17
Unaudited Pro Forma Condensed Consolidated Financial Statements	18
Selected Financial Data	24
Use of Proceeds	26
Market Price Information	26
Description of Share Capital	29
Description of the Warrants	40
Selling Securityholders	42
U.S. Federal Income Tax Considerations	45
Plan of Distribution	49
Legal Matters	50
Experts	50
Where You Can Find More Information About Us	51
Enforcement of Civil Liabilities	52

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. No person has been authorized to give any information or make any representations other than the information and those representations contained or incorporated by reference in this prospectus. You should not assume that the information provided by this prospectus or the documents incorporated by reference herein is accurate as of any date other than the date of this prospectus or the incorporated documents, regardless of the date you receive them.

i

SUMMARY

     This summary represents a summary of all material terms of the offering and highlights selected information described in greater detail elsewhere or incorporated by reference in this prospectus. You should carefully read this entire prospectus, including the risk factors beginning on page 3, and the documents incorporated by reference in this prospectus to fully understand the offering and our business, results of operations and financial condition. Except as the context otherwise requires, the terms “we,” “us,” “our,” and “Foster Wheeler,” as used in this prospectus, refer to Foster Wheeler Ltd. and its direct and indirect subsidiaries on a consolidated basis.

Foster Wheeler Ltd.

     We are a Bermuda company and were incorporated on December 20, 2000. We do not have any assets or conduct any business except through our ownership of our subsidiaries. The executive offices of Foster Wheeler Ltd. are c/o Foster Wheeler Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

Our Business

     We operate through two business groups, which also constitute separate reportable segments: our Global Engineering and Construction Group, which we refer to as our E&C Group, and our Global Power Group. Our Global E&C Group, which operates worldwide, designs, engineers and constructs upstream oil and gas processing facilities, oil refining, chemical and petrochemical, pharmaceutical, natural gas liquefaction facilities and receiving terminals, and related infrastructure, including power generation and distribution facilities. Our E&C Group provides engineering, project management and construction management services, and purchases equipment, materials and services from third-party suppliers and contractors. Our E&C Group owns one of the leading refinery residue upgrading technologies and hydrogen production processes used in oil refineries and petrochemical plants. Additionally, the E&C Group has experience with, and is able to work with, a wide range of refining, chemical and oil and gas processes owned by others. Our E&C Group performs international environmental remediation services, together with related technical, engineering, design and regulatory services. Our E&C Group is also involved in the development, engineering, construction and ownership of power generation facilities. Our E&C Group generates revenues from engineering and construction activities pursuant to long-term contracts spanning up to four years in duration, from operating activities pursuant to the long-term sale of project outputs, such as electricity, and from returns on its equity investments in various production facilities.

     Our Global Power Group designs, manufactures, and erects steam generating and auxiliary equipment for electric power generating stations and industrial markets worldwide. Steam generating equipment includes a full range of fluidized bed and conventional boilers firing coal, oil, gas, biomass and municipal solid waste, waste wood, and low-Btu gases. Our circulating fluidized-bed boiler technology is recognized as one of the leading solid fired fuel technologies in the world. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment, selective non-catalytic recovery units, selective catalytic recovery units and low-NOx burners. We provide a broad range of site services relating to these products, including full plant construction, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. In addition, our Global Power Group builds, owns and operates cogeneration, independent power production and waste-to-energy facilities, as well as facilities for the process and petrochemical industries. Our Global Power Group generates revenues from long-term engineering activities, supply of equipment and construction contracts, and from operating activities pursuant to the long-term sale of project outputs, such as electricity and steam, operating and maintenance agreements, and from returns on its equity investments in various production facilities.

The Equity-for-Debt Exchange Offer

     The common shares, preferred shares and the Class A warrants were issued on September 24, 2004, in an equity-for-debt exchange offer. In that exchange offer, we exchanged: (1) Foster Wheeler’s common shares, Series B convertible preferred shares, or the preferred shares, and warrants to purchase common shares for $134.9 million 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security), or the trust securities, including accrued dividends; (2) Foster Wheeler’s common shares and preferred shares for $206.9 million 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd., or the convertible notes; (3) Foster Wheeler’s common shares and preferred shares for $93.7 million outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement, and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois to SunTrust Bank, Central Florida, National Association, as Trustee), or the Robbins bonds; and (4) Foster Wheeler’s common shares and preferred shares and $141.4 million of 10.359% senior secured notes due 2011, Series A of Foster Wheeler LLC for $188.6 million 6.75% Senior Notes due 2005 of Foster Wheeler LLC, or the 2005 notes. During our subsequent offering period we exchanged a further $72,500 of trust securities; $25,355 of Robbins bonds; and $45,000 of 2005 notes.

     The Class B warrants were distributed to existing common shareholders of Foster Wheeler Ltd. in connection with the equity-for-debt exchange offer.

Registration Rights

     In connection with the equity-for-debt exchange offer, we entered into a registration rights agreement with the selling securityholders, in which we agreed to file this registration statement to cover resales of our securities held by them immediately following the equity-for-debt exchange offer.

Terms of the Preferred Shares

     Each preferred share is optionally convertible into 65 common shares, subject to adjustment for certain dilutive events. The preferred shares do not have voting rights, except in the limited circumstances described in this prospectus. The preferred shares have a $0.01 liquidation preference. The preferred shares have the right to receive dividends and other distributions, including liquidating distributions, on an as converted basis when, as and if declared by the board of directors of Foster Wheeler Ltd. and paid on the common shares.

Terms of the Warrants

     Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase, in the case of the Class A warrants, 1.6841 common shares and, in the case of the Class B warrants, 0.0723 common shares, for $9.378 per common share issuable thereunder. The number of common shares issuable upon the exercise of Class A warrants covered by this prospectus, is 674 and, upon the exercise of the Class B warrants covered by this prospectus, is 5,277. Foster Wheeler Ltd. has a sufficient number of authorized common shares available to satisfy the exercise of the warrants, and will, for so long as the warrants are or may become exercisable for common shares, reserve a sufficient number of common shares to cover the exercise of all warrants issued in, and in connection with, the equity-for-debt exchange offer. Foster Wheeler agreed to file the registration statement of which this prospectus is a part to cover the issuance of the common shares upon exercise of the warrants.

     The Class A warrants are currently exercisable and, subject to extension as described in this prospectus, must be exercised on or before September 24, 2009. The Class B warrants are also currently exercisable and, subject to extension as described in this prospectus, must be exercised on or before September 24, 2007.

     You should read the information set forth under the caption “Description of the Warrants” for more information.

Registrar and Transfer Agent

     Mellon Investor Services LLC serves as registrar and transfer agent of Foster Wheeler Ltd. in the United States.

Warrant Agent

     Mellon Investor Services LLC has been appointed as the warrant agent under the warrant agreement governing the warrants.

RISK FACTORS

     Before deciding whether to invest in our securities you should carefully read the following risk factors and the other information included and incorporated in this prospectus.

Risk Factors Relating to Shares and Warrants

We cannot predict the price at which our common shares will trade.

     As of March 13, 2006, we had preferred shares issued and outstanding that are convertible into approximately 246,907 common shares. We also had warrants to purchase up to 1,435,451 common shares outstanding as of March 13, 2006. In addition, we had outstanding options that are exercisable for up to approximately 2,810,018 common shares as of March 13, 2006. The issuance of common shares upon the conversion of preferred shares and exercise of the warrants and options could materially depress the price of our common shares if holders of a large number of common shares attempt to sell all or a substantial portion of their holdings. There are no agreements or other restrictions that prevent the sale of a large number of our preferred shares, common shares or warrants. We expect that all of our issued and outstanding common shares, including upon conversion of the preferred shares and exercise of the warrants, will, in general, be freely tradeable under U.S. securities laws.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

     Foster Wheeler Ltd. is a Bermuda exempted company. As a result, the rights of shareholders will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us or our directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions or entertain actions in Bermuda under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

     Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

Our preferred shares are not listed or quoted on any national securities exchange or other market, which may cause the preferred shares to have reduced liquidity compared with securities listed on an organized market or exchange. We do not intend to seek to list our preferred shares.

     Our preferred shares are not listed or quoted on any national securities exchange or other market. We do not intend to seek to list our preferred shares and as of March 13, 2006, there were 3,792 preferred shares issued and outstanding. The preferred shares, may have reduced liquidity compared with securities listed on an organized market or exchange and may be subject to higher transaction costs for trades as a result. In addition, because the number of our preferred shares outstanding are less than the number of our common shares outstanding after the equity-for-debt exchange offer, the preferred shares may have reduced liquidity compared with our common shares.

If you acquire 10% or more of the total combined voting power of our common shares, controlled foreign corporation rules may apply to you.

     Under U.S. federal income tax law, each “United States shareholder” of a foreign corporation that is a “controlled foreign corporation”, or CFC, for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly, or indirectly through a foreign entity or through applicable constructive ownership rules, 10% or more of the total combined voting power of all classes of stock of a foreign corporation entitled to vote will be considered to be a “United States shareholder.” In general, we will be treated as a CFC only if such “United States shareholders” collectively own more than 50% of the total combined voting power or total value of our stock. U.S. persons who might, directly, or indirectly through a foreign entity or through applicable constructive ownership rules, acquire or be deemed to acquire 10% or more of the voting power of our common shares should consider the possible application to them of the CFC rules.

Our U.S. federal income tax liability may be significantly higher by reason of the recent exchange offers.

     As a result of the trust preferred security exchange offer, completed on August 10, 2005, and equity-for debt exchange offers, completed on September 24, 2004 and November 10, 2005, we have had and will experience certain U.S. federal income tax consequences. For example, the exchange offer completed on September 24, 2004, caused an “ownership change” within the meaning of Section 382 of the Internal Revenue Code (generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date such shares are issued), so that, as a result, our ability to use losses from taxable years or periods ending on or before the date of the ownership change to offset U.S. federal taxable income in any post-change year is subject to substantial limitations, and our ability to utilize pre-change tax credits in post-change years is similarly limited. Subsequent changes in the ownership of our common shares, including as a result of additional issuances of our common shares, could cause another “ownership change” and result in additional limitations on our ability to utilize losses and credits from pre-change years. We expect that our U.S. federal income tax liability will be higher, and may be significantly higher, than it would have been if the exchange offers were not consummated.

The warrants may have no value in a bankruptcy.

     In the event of a bankruptcy or reorganization or other insolvency proceeding by or against us, the unexercised warrants may be deemed to be executory contracts subject to rejection by us with approval of the bankruptcy court. As a result, even if sufficient funds are available, holders of the warrants may not be entitled to receive any consideration or may receive less than they would be entitled to if they had exercised their warrants prior to the commencement of such bankruptcy or reorganization.

The warrants may expire without value.

     During the limited time in which the warrants can be exercised, the price of the common shares could be below $9.378, the exercise price of the warrants. The warrants issued in the equity-for-debt exchange offer are currently exercisable, and, subject to extension as described in this prospectus, must be exercised, in the case of the Class A warrants, on or before September 24, 2009 and, in the case of the Class B warrants, on or before September 24, 2007. Any warrants not exercised before their expiration date will be void. If the price of the common shares remains below the exercise price for the warrants during the period in which the warrants are exercisable, the warrants will expire without value.

You may not be able to exercise your warrants if we do not maintain an effective registration statement.

     We have agreed to use our best efforts to file and maintain, at all times during which the warrants are exercisable, a “shelf” registration statement relating to the issuance of the common shares underlying the warrants, for the benefit of the warrant holders. See “Description of the Warrants.”

Risk Factors Relating to Our Business

Our domestic operating entities do not generate sufficient cash flow to cover the costs related to our indebtedness, obligations to fund U.S. pension plans, asbestos-related liabilities and corporate overhead expenses. Consequently, we require cash repatriations from our non-U.S. subsidiaries in the normal course of our operations to meet our domestic cash needs. Our ability to repatriate funds from our non-U.S. subsidiaries is limited by a number of factors. Accordingly, we are limited in our ability to use the funds held by our non-U.S. subsidiaries for working capital purposes, to repay debt or to satisfy other obligations.

     As of December 30, 2005, we had corporate debt of $151.1 million, limited recourse project specific debt of $100.1 million, and capital lease obligations of $64.2 million. The corporate debt must be serviced with cash repatriations from our operating subsidiaries and/or from the proceeds of financings. In addition, as of December 30, 2005, we had $551.9 million of undrawn letters of credit, bank guarantees and surety bonds issued and outstanding, $16.4 million of which were cash collateralized. As of December 30, 2005, we had cash, cash equivalents, short-term investments and restricted cash of $372.7 million, of which $319.8 million was held by our non-U.S. subsidiaries. Our current 2006 forecast assumes total cash repatriation from our non-U.S. subsidiaries of $101.6 million from royalties, management fees, intercompany loans, debt service on intercompany loans and/or dividends. There can be no assurance that the forecasted foreign cash repatriation will occur as our non-U.S. subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, and for other general corporate purposes. Such amounts exceed, and are not directly comparable to, the foreign component of restricted cash. In addition, certain of our non-U.S. subsidiaries are parties to loan, bank guarantee and other agreements that contain covenants, and are subject to statutory requirements in their jurisdictions of organization that restrict the amount of funds that such subsidiaries may distribute. The repatriation of funds may also subject those funds to taxation. As a result of these factors, we may not be able to repatriate and utilize funds held by our non-U.S. subsidiaries in the amount forecasted above.

If we have a material weakness in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

     Although we have no material weaknesses as of December 30, 2005, we have reported material weaknesses in our internal control over financial reporting in the past. We cannot assure that we will avoid a material weakness in the future. If we have another material weakness in our internal control over financial reporting in the future, it could adversely impact our ability to report our financial results in a timely and accurate manner.

Our international operations involve risks that may limit or disrupt operations, limit repatriation of cash, increase foreign taxation or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flow.

     We have substantial international operations that are conducted through foreign and domestic subsidiaries, as well as through agreements with foreign joint-venture partners. Our international operations accounted for approximately 80% of our fiscal year 2005 operating revenues and substantially all of our operating cash flow. We have international operations in Europe, Asia, Africa and South America. Our foreign operations are subject to risks that could materially adversely affect our business, financial condition, results of operations and cash flow, including:

  uncertain political, legal and economic environments;

  potential incompatibility with foreign joint venture partners;

  foreign currency controls and fluctuations;

  energy prices and availability;

  terrorist attacks;

  the imposition of additional governmental controls and regulations;

  war and civil disturbances; and

  labor problems.

     Because of these risks, our international operations may be limited, or disrupted; we may lose contract rights; our foreign taxation may be increased; or we may be limited in repatriating earnings. In addition, in some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. These potential events and liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our debt levels and significant interest payment obligations could limit the funds we have available for working capital, capital expenditures, dividend payments, acquisitions and other business purposes, which could adversely impact our business.

     As of December 30, 2005, we had corporate debt of $151.1 million, limited recourse project specific debt of $100.1 million, and capital lease obligations of $64.2 million. We may not have sufficient funds available to pay all of the debt upon maturity.

     Over the last five years, we have been required to allocate a significant portion of our cash flow to pay interest on debt. After paying interest on debt, we have fewer funds available for working capital, capital expenditures, acquisitions and other business purposes. This could limit our ability to respond to changing market conditions, limit our ability to expand through acquisitions, increase our vulnerability to adverse economic and industry conditions and place us at a competitive disadvantage compared to our competitors that have less indebtedness. Our estimated 2006 cash requirements for interest and principal debt service are approximately $50.7 million.

Certain of our various debt agreements impose significant financial restrictions, which may prevent us from capitalizing on business opportunities and taking certain corporate actions, which could materially adversely affect our business, financial condition, results of operations and cash flow.

     Our senior credit agreement imposes significant financial restrictions on us. These restrictions limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and sell assets. Failure to comply with these covenants may allow lenders to elect to accelerate the repayment dates under this debt. We may not be able to repay such obligations if accelerated. Our failure to repay such obligations under our senior credit agreement and our other debt obligations would have a material adverse effect on our business, financial condition, results of operations and cash flow and result in defaults under the terms of our other indebtedness.

An equipment issue at one of our power plants is currently preventing the plant from operating at full capacity. If the issue is not resolved in a timely manner, there could be an adverse impact on our results of operations and cash flow.

     One of our subsidiaries owns a majority interest in a power plant located in Martinez, California. An equipment issue led to the suspension of operations at the plant for several days in February 2006. Following analyses and the implementation of changes in the way the plant is operated, operations were resumed at reduced capacity pending further resolution of the issue. If the issue is not resolved in a timely manner, there could be an adverse impact on our results of operations and cash flow.

We face limitations on our ability to obtain new letters of credit, bank guarantees and performance bonds from banks and surety on the same terms as we have historically. If we were unable to obtain letters of credit, bank guarantees, or performance bonds on reasonable terms, our business, financial condition, results of operations and cash flow would be materially adversely affected.

     It is customary in the industries in which we operate to provide letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts.

     We may not be able to continue obtaining new letters of credit, bank guarantees, and performance bonds in sufficient quantities to match our business requirements. If our financial condition deteriorates, we may also be required to provide cash collateral or other security to maintain existing letters of credit, bank guarantees and performance bonds. If this occurs, our ability to perform under existing contracts may be adversely affected.

Our current and future lump-sum or fixed-price contracts and other shared risk contracts may result in significant losses if costs are greater than anticipated.

     Some of our contracts are lump-sum contracts and other shared-risk contracts that are inherently risky because we agree to the selling price of the project at the time we enter into the contracts. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. In 2004 and 2003, we recorded charges of approximately $42.2 million and $30.8 million, respectively, relating to underestimated costs on lump-sum contracts.

     We assume the project’s technical risk, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. We also assume the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

  unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;

  changes in the costs of components, materials or labor;

  difficulties in obtaining required governmental permits or approvals;

  changes in local laws and regulations;

  changes in local labor conditions;

  project modifications creating unanticipated costs;

  delays caused by local weather conditions; and

  our suppliers’ or subcontractors’ failure to perform.

     These risks are exacerbated as most projects are long-term that result in increased risk that the circumstances upon which we based our original bid will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Long-term, fixed-price projects often make us subject to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a lump-sum basis. These losses may be material and could negatively impact our business, financial condition, results of operations and cash flow.

     We may increase the size and number of lump-sum turnkey contracts, sometimes in countries where we have limited previous experience.

     We may bid for and enter into such contracts through partnerships or joint ventures with third parties that have greater bonding capacity than we do. This would increase our ability to bid for the contracts. Entering into these partnerships or joint ventures will expose us to credit and performance risks of those third-party partners, which could have a negative impact on our business and our results of operations if these parties fail to perform under the arrangements.

     We also perform government contracts containing fixed labor rates that are subject to audit by governmental agencies. These audits can occur several years after completion of the project and could result in claims for reimbursement from us. These reimbursement amounts could be materially different than estimated, which could have a negative impact on our results of operations and cash flow.

We may have high working capital requirements in the near term and we may have difficulty obtaining financing, which could have a negative impact on our business, financial condition, results of operations and cash flow.

     Our business requires a significant amount of working capital and our U.S. operations do not generate sufficient cash flow to cover the costs related to our indebtedness, obligations to fund U.S. pension plans, asbestos-related liabilities and corporate overhead expenses. In some cases, significant amounts of working capital are required to finance the purchase of materials and performance of engineering, construction and other work on projects before payment is received from customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Moreover, we may need to incur additional indebtedness in the future to satisfy our working capital needs. As a result, we are subject to risks associated with debt financing, including insufficient cash flow to meet our required debt payments and the inability to meet our credit facility covenants.

     Our working capital requirements may increase if we are required to give our customers more favorable payment terms under contracts in order to compete successfully for certain projects. These terms may include reduced advance payments from customers and payment schedules from customers that are less favorable to us. In addition, our working capital requirements have increased in recent years because we have had to advance funds to complete projects under lump-sum contracts and have been involved in lengthy arbitration or litigation proceedings to recover these amounts from our customers. All of these factors may result, or have resulted, in increases in the amount of contracts in process and receivables and short-term borrowings. Continued increases in working capital requirements would have a material adverse effect on our business, financial condition, results of operations and cash flow.

Projects included in our backlog may be delayed or cancelled, which could materially harm our financial condition, results of operations and cash flow.

     The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and legally binding letters of intent that we have determined are likely to be performed. Backlog projects represent only business that is considered firm, although cancellations or scope adjustments may occur. Most contracts require our clients to pay for work performed to the point of contract cancellation. Due to changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Any material delay, cancellation or payment default could materially harm our financial condition, results of operations and cash flow.

     Backlog as of December 30, 2005 increased 80% as compared to year-end 2004. However, backlog may decline in the future.

The number and cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated, which could materially adversely affect our financial condition, results of operations and cash flow.

     Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. For purposes of our financial statements, we have estimated the indemnity and defense costs to be incurred in resolving pending and forecasted domestic claims through year-end 2020. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of these claims being higher than our current estimates include:

  the rate at which new claims are filed;

  the number of new claimants;

  changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;

  increases in legal fees or other defense costs associated with these claims;

  increases in indemnity payments;

  decreases in the proportion of claims dismissed with zero indemnity payments;

  indemnity payments being required to be made sooner than expected;

  bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;

  adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlement;

  changes in legislative or judicial standards that make successful defense of claims against our subsidiaries more difficult; or

  enactment of legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

     The total liability recorded on our balance sheet is based on estimated indemnity and defense costs expected to be incurred through year-end 2020. We believe that it is likely that there will be new claims filed after 2020, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2020. Our forecast contemplates that the number of new claims requiring indemnity will decline from year to year. Failure of future claims to decline as we expect may result in our aggregate liability for asbestos claims being higher than estimated.

     In 2004, we retained, through counsel, Analysis Research Planning Corporation (“ARPC”), nationally recognized consultants in projecting asbestos liabilities, to work with us to estimate the amounts of asbestos-related indemnity and defense costs for the following 15-year period. We consult ARPC at the end of each quarter regarding this estimate. ARPC reviewed our asbestos indemnity payments, defense costs and claims activity during 2005 and compared them to our 15-year forecast prepared in 2004.

     In 2005, the number of mesothelioma claims filed against us was significantly higher than forecast. In addition, the average indemnity amounts we paid for both mesothelioma and non-mesothelioma claims were significantly higher than forecast. These factors increase indemnity costs but were partially offset by significantly higher than forecasted rates of dismissals of claims with zero indemnity payments.

     Based on their review of 2005 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability over the next 15 years be updated as of year-end 2005. Accordingly, we worked with ARPC to develop a revised estimate of our indemnity and defense costs through 2020. At year-end, we increased our liability for domestic asbestos indemnity and defense costs through 2020 to $516 million, which brings our liability to a level consistent with ARPC’s reasonable best estimate. In connection with updating our estimated asbestos liability and asset, we recorded a loss of $113.7 million in the fourth quarter of 2005.

     Our forecast of the number of future claims is based, in part, on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims and, in part, on an analysis of future disease incidence. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment, could also be used and might project higher numbers of future claims than our forecast.

     As occurred in 2005, the actual number of future claims, the mix of disease types and the amounts of indemnity and defense costs may exceed our current estimates. We periodically update our forecasts to take into consideration recent claims experience and other developments, such as legislation, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos liabilities as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation or insurance recoveries may cause the value or trading prices of our securities to decrease significantly. These negative developments could also negatively impact our liquidity, cause us to default under covenants in our indebtedness, cause our credit ratings to be downgraded, restrict our access to capital markets or otherwise have a material adverse effect on our financial condition, results of operations and cash flow.

The amount and timing of insurance recoveries of our asbestos-related costs in the United States is uncertain. The failure to obtain insurance recoveries could cause a material adverse effect on our financial condition, results of operations and cash flow.

     We believe that a significant portion of our subsidiaries’ liability and defense costs for asbestos claims will be covered by insurance. Since 2003, we have used an outside consultant to assist us in the estimation of our asbestos insurance asset. In 2005, we retained, through counsel, Peterson Risk Consulting, nationally recognized experts in the estimation of insurance recoveries, to review our prior estimate of the value of the unsettled insurance asset and assist in the current estimation of our primary and unsettled asbestos insurance asset. Based on insurance policy data, historical claim data, future liability estimate, and allocation methodology assumptions we provided them, Peterson Risk Consulting provided an analysis of the unsettled insurance asset. We utilized that analysis to determine our estimate of the value of the unsettled insurance asset.

     Our consolidated balance sheet as of December 30, 2005, includes as an asset an aggregate of $320 million, which represents our best estimate of actual and probable insurance recoveries relating to our domestic liability for pending and estimated future asbestos claims through year-end 2020, $24.2 million of this asset is recorded in accounts and notes receivable-other and $295.8 million is recorded as asbestos-related insurance recovery receivable. The amount recorded within accounts and notes receivable-other reflects amounts due in 2006 under executed settlement agreements with insurers and does not include any estimate for future settlements. The amount recorded as asbestos-related insurance recovery receivable includes an estimate of recoveries from unsettled insurers, based upon assumptions relating to cost allocation, the application of New York law, and other factors as well as an estimate of the amount of recoveries under existing settlements with other insurers. On February 13, 2001, litigation was commenced against certain of our subsidiaries by certain of our insurers seeking to recover from other insurers amounts previously paid by them and to adjudicate their rights and responsibilities under our subsidiaries’ insurance policies. As of December 30, 2005, we estimate the value of our asbestos insurance asset contested by our subsidiaries’ insurers in ongoing litigation as $115 million. While this litigation is pending, we have had to cover a substantial portion of our settlement payments and defense costs out of our cash flow.

     Our subsidiaries have entered into several settlement agreements calling for certain insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. We intend to continue to attempt to negotiate additional settlements where achievable on a reasonable basis in order to minimize the amount of future costs that we would be required to fund out of our cash flow. If we cannot achieve settlements in amounts necessary to cover our future costs, we may continue to fund a portion of future costs, which may reduce our cash flow and our working capital, and may adversely affect our liquidity.

     If we cannot achieve settlements through negotiations, the ability of our subsidiaries to ultimately recover a substantial portion of asbestos-related costs from insurance is dependent on successful resolution of outstanding coverage issues in the insurance litigation described above related to their insurance policies. These issues include:

  the law applicable to the subsidiaries’ insurance policies;

  disputes regarding allocations of liabilities among our subsidiaries and the insurers;

  the effect of deductibles and policy limits on available insurance coverage;

  the characterization of asbestos claims brought against our subsidiaries as product related or non-product related; and

  other defenses raised by one or more of the insurers either to the scope of their obligations under the policies or timing of their payments.

     An adverse outcome in the pending insurance litigation described above could significantly limit our insurance recoveries. However, a favorable outcome in all or part of the litigation could significantly increase available insurance recoveries above our current estimate. In this regard, on January 10, 2005, a New York state trial court entered an order finding that New York, rather than New Jersey, law applies in the litigation described above regarding the allocation of liability for asbestos-related personal injury claims among our subsidiaries and their various insurers. Prior to entry of the New York court order, we had calculated estimated insurance recoveries applying New Jersey law. The application of New York, rather than New Jersey, law would result in our subsidiaries realizing lower insurance recoveries. Thus, as a result of this decision and other factors, we estimated our insurance asset assuming application of New York law and we recorded a charge to earnings in the fourth quarter of 2004 of $75.8 million and reduced the year-end 2004 carrying value of our probable insurance recoveries by a similar amount. Unless this decision is reversed, we expect that we will be required to fund a portion of our asbestos liabilities from our own cash. The amount and timing of these funding requirements will be dependent upon, among other things, litigated or negotiated resolution of the various disputes with our insurers with whom we have not yet settled. On February 16, 2005, our subsidiaries filed an appeal of this decision to a higher court. Our appeal is currently pending and there can be no assurances as to the timing or the outcome.

     Even if the coverage litigation is resolved in a manner favorable to us, our recoveries may be limited by insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos insurance recovery asset from any of our currently insolvent insurers. Other insurers may become insolvent in the future and our insurers also may fail to reimburse amounts owed to us on a timely basis. Any failure to realize expected insurance recoveries, and any delays in receiving from our insurers amounts owed to our subsidiaries, will have a material adverse effect on our financial condition, results of operations, and cash flow.

     The pending coverage litigation and active negotiations with our insurers is continuing. We funded $12.4 million of asbestos liabilities from our cash flow during 2005. While we expect active settlement negotiations with unsettled insurers to continue during 2006, we may determine that the appropriate course of action is to continue to fund a portion of our asbestos liabilities during 2006 while the coverage litigation and settlement negotiations continue. If we elect to continue this course of action, we may spend from our cash flow up to $51 million in 2006. This estimate assumes no additional settlements with insurance companies and is considered in our liquidity forecast.

Proposed national asbestos trust fund legislation could require us to pay amounts in excess of current estimates of our net asbestos liability, which could adversely affect our financial condition, results of operations and long-term cash flow.

     Although no specific federal legislation has been enacted by the United States Congress, a possibility exists that a bill entitled Fairness in Asbestos Injury Resolution Act of 2005, which has been introduced in both houses of Congress in Washington D.C., may become law. This bill was reported out of the Senate Judiciary Committee and was brought to the Senate floor in February 2006, but was defeated on a procedural issue without a vote on the merits. Because we have been named as a defendant in a significant number of asbestos-related bodily injury claims we would be a “defendant participant” in a proposed national trust fund should such enabling legislation become law. If this proposed legislation is enacted into law in its current form, substantially all current and future asbestos claims will be removed from the tort system and claimants’ exclusive remedy will be payment from a national trust fund. This proposed legislation, should it become law in its present form, would alter our payment obligations. We, as a defendant participant in the fund, would be required to make annual contributions to this fund for a period of up to 30 years. While the exact amount that we may be required to pay over this period of time is unknown, under the form of the bill in which it was debated in the Senate, the amount would be at least $19.3 million per year for 30 years, none of which would be covered by insurance. This amount significantly exceeds costs that we expect to incur, net of insurance, to defend and resolve claims in the tort system. This proposed legislation, should it become law in its present form, could have a material adverse impact on our financial condition, results of operations and long-term cash flow.

The number of asbestos-related claims received by our subsidiaries in the United Kingdom has recently increased. These claims are covered by insurance policies and proceeds from the policies are paid directly to the plaintiffs. The timing and amount of asbestos claims that may be made in the future, the financial solvency of the insurers, and the amount that may be paid to resolve the claims, are uncertain. The insurance carriers’ failure to make payments due under the policies could have a material adverse effect on our financial condition, results of operations and cash flow.

     Some of our subsidiaries in the United Kingdom have received claims alleging personal injury arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. The total number of claims received to date in the United Kingdom is 747 of which 306 remained open at December 30, 2005. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the United Kingdom. Our ability to continue to recover under these insurance policies is dependant upon, among other things, the timing and amount of asbestos claims that may be made in the future, the financial solvency of our insurers, and the amount that may be paid to resolve the claims. These factors could significantly limit insurance recoveries, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure by us to successfully defend against claims made against us by project owners or by our project subcontractors, or failure by us to recover adequately on claims made against project owners, could have a material adverse effect upon our financial condition, results of operations and cash flow.

     In the ordinary course of business, claims involving project owners and subcontractors are brought against us and by us in connection with our project contracts. Claims brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work, and claims for canceled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. If we were found to be liable on any of the project claims against us, we would have to incur a write-down or charge against earnings, to the extent a reserve had not been established for the matter in our accounts. Claims brought by us against project owners include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the initial scope of work. Claims between us and our subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. We have used significant additional working capital in projects with cost overruns pending the resolution of our claims against project owners. Amounts ultimately realized on project claims by us could differ materially from the balances included in our financial statements, resulting in a charge against earnings to the extent profit has already been accrued on a project contract. Charges and write-downs associated with claims brought against us and by us could have a material adverse impact on our financial condition, results of operations and cash flow.

Because operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

     We derive a significant amount of revenues from services provided to corporations that are concentrated in four industries: power, oil and gas, chemical/petrochemical and pharmaceuticals. Unfavorable economic or other developments in one or more of these industries could adversely affect our clients and could have a material adverse effect on our financial condition, results of operations and cash flow.

Our failure to successfully manage geographically diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

     We operate in more than 50 countries around the world, with approximately 7,800, or 87%, of our employees located outside of the United States. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries.

Failure to successfully manage geographically-diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

We may lose business to competitors who have greater financial resources.

     We are engaged in highly competitive businesses in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. We compete with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. Some competitors have greater financial and other resources than we do and may have significantly more favorable leverage ratios. Because financial strength is a factor in deciding whether to grant a contract, our competitors’ more favorable leverage ratios give them a competitive advantage and could prevent us from obtaining contracts for which we have bid.

A failure by us to attract and retain qualified personnel, joint venture partners, advisors and subcontractors could have an adverse effect on our business, financial condition, results of operations and cash flow.

     Our ability to attract and retain qualified engineers and other professional personnel, as well as joint-venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals, joint-venture partners, advisors and subcontractors is competitive, and we may not be successful in efforts to attract and retain these professionals, joint-venture partners, advisors and subcontractors. In addition, success depends in part on our ability to attract and retain skilled laborers. Failure to attract or retain these workers could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may have to incur significant costs and penalties that could adversely affect our financial condition, results of operations and cash flow.

     Our operations are subject to U.S., European and other laws and regulations governing the generation, management, and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. These laws include U.S. federal statutes, such as the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, the Clean Water Act, the Clean Air Act and similar state and local laws, and European laws and regulations including those promulgated under the Integrated Pollution Prevention and Control Directive issued by the European Union in 1996, and the 1991 directive dealing with waste and hazardous waste and laws and regulations similar to those in other countries in which we operate. Both our E&C Group and Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under the laws and regulations referred to above. We may be subject to liabilities for environmental contamination as an owner or operator of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial.

     We may be subject to significant costs, fines and penalties and/or compliance orders if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws, including CERCLA, provide for joint and several strict liabilities for remediation of releases of hazardous substances, which could result in a liability for environmental damage without regard to negligence or fault. These laws and regulations and common laws principles could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. The ongoing costs of complying with existing environmental laws and regulations can be substantial. Changes in the environmental laws and regulations, remediation obligations, enforcement actions or claims for damages to persons, property, natural resources or the environment, could result in material costs and liabilities.

We rely on our information systems in our operations. Failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

     The efficient operation of our business is dependent on computer hardware and software systems. We rely on our information systems to communicate and store customer and project information, to track new bookings and inventory, to procure materials and equipment for projects, to perform computerized design and engineering drawings, to perform project scheduling and cost tracking, to maintain Internet and extranet web sites, to maintain our proprietary research and development data and to effectively manage accounting and financial functions. Our information systems are comprised of multiple networks.

     Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not always be adequate to properly prevent security breaches. Moreover, advances in computing capabilities or other developments may result in a compromise or breach of the technology used by us to protect our systems.

     In February 2005, we experienced a security breach in our computer systems that service our North American operations. Although it does not appear that our primary financial information system was accessed, or that the integrity of our financial information was compromised, we cannot ensure that this is the case. Although we believe we have taken the steps needed to resolve this breach, compromises of our security systems could expose us to a risk of loss or litigation and possible liability, which could substantially harm our business and results of operations. Further, anyone who is able to circumvent our security measures could misappropriate proprietary or confidential information, which could adversely affect our ability to effectively compete for new business or could cause interruptions in our operations. Because of the nature and magnitude of our projects, we may be the target of cyber terrorists or be the subject of industrial espionage. Although we maintain property and liability insurance, the insurance may not cover potential losses and/or claims of this type or may not be adequate to cover all related costs or liability that may be incurred. As a part of our ongoing efforts to protect our systems against future breaches, we have hired a full-time information technology security manager.

     In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Our information systems are vulnerable to damage or interruption from:

  earthquake, fire, flood and other natural disasters;

  terrorist attacks;

  computer virus attacks;

  operator negligence;

  power loss;

  the failure to properly integrate our various networks that comprise our global information systems; and

  computer systems, Internet, or data network failure.

     Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

We may lose market share to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

     Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around the patents. We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop such trade secrets or other proprietary information.

     Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and business.

     We also hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

     Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

  The board of directors to be divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote. The board of directors does not have the power to remove directors. Vacancies on the board of directors may only be filled by the remaining directors. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

  Any amendment to the bye-law limiting the removal of directors to be approved by the board of directors and the affirmative vote of the holders of three quarters of the issued shares entitled to vote at general meetings.

  The board of directors to consist of not less than three nor more than 20 persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

  Restrictions on the time period in which directors may be nominated. A shareholder notice to nominate an individual for election as a director must be received no less than 120 calendar days prior to the anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual meeting.

  Restrictions on the time period in which shareholder proposals may be submitted. To be timely for inclusion in Foster Wheeler Ltd.’s proxy statement, a shareholder’s notice for a shareholder proposal must be received not less than 120 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual general meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder’s notice must be received no less than 45 days prior to the anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual meeting.

  The board of directors to determine the powers, preferences and rights of preference shares and to issue the preference shares without shareholder approval. The board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

  A general prohibition on “business combinations” between Foster Wheeler Ltd. and an “interested member.” Specifically, “business combinations” between an interested member and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of the outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

  “Business combinations” is defined broadly to include amalgamations or consolidations with Foster   Wheeler Ltd. or its subsidiaries, sales or other dispositions of assets having an aggregate value of 10% or more of the aggregate market value of the consolidated assets, aggregate market value of all outstanding shares, consolidated earning power or consolidated net income of Foster Wheeler Ltd., adoption of a plan or proposal for liquidation and most transactions that would increase the interested member’s proportionate share ownership in Foster Wheeler Ltd.

  “Interested member” is defined as a person who, together with any affiliates and/or associates of that   person, beneficially owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd.

  Any matter submitted to the shareholders at a meeting called on the requisition of shareholders holding not less than one-tenth of the paid-up voting shares of Foster Wheeler Ltd. to be approved by the affirmative vote of all of the shares eligible to vote at such meeting.

     These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

FORWARD LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward looking statements that are based on management’s assumptions, expectations and projections about us and the various industries within which we operate. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward looking statements by their nature involve a degree of risk and uncertainty. We caution you that a variety of factors, including but not limited to the factors described above under the heading “Risk Factors” and the following, could cause our business conditions and results to differ materially from what is contained in forward looking statements:

  changes in the rate of economic growth in the United States and other major international economies;

  changes in investment by the power, oil & gas, pharmaceutical, chemical/petrochemical and environmental industries;

  changes in the financial condition of our customers;

  changes in regulatory environment;

  changes in project design or schedules;

  contract cancellations;

  changes in our estimates of costs to complete projects;

  changes in trade, monetary and fiscal policies worldwide;

  currency fluctuations;

  war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided;

  outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;

  protection and validity of our patents and other intellectual property rights;

  increasing competition by foreign and domestic companies;

  compliance with our debt covenants;

  recoverability of claims against our customers and others; and

  changes in estimates used in our critical accounting policies.

     Other factors and assumptions not identified above were also involved in the formation of these forward looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward looking statements that may be made by us.

     We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma condensed consolidated financial statements are based on assumptions that we believe are reasonable under the circumstances and are intended for informational purposes only. They are not necessarily indicative of our future financial position or results of operations or of the financial position or results of operations that would have actually occurred had the events described below taken place as of the date or for the period presented.

     You should read this information together with the consolidated financial statements, including the notes contained in the consolidated financial statements, of us and our subsidiaries, which are incorporated by reference in this prospectus.

Condensed Consolidated Balance Sheet as of December 30, 2005

     The unaudited pro forma condensed consolidated balance sheet as of December 30, 2005 gives effect to the events discussed below as if each had occurred on December 30, 2005, reflecting:

  the exercise of 94.9% of the Class A warrants outstanding as of December 30, 2005 in the offers consummated on January 27, 2006; and

  the exercise of 57.3% of the Class B warrants outstanding as of December 30, 2005 in the offers consummated on January 27, 2006.

     The unaudited pro forma condensed consolidated balance sheet as of December 30, 2005 does not reflect any paydown of debt from the warrant proceeds.

     The consolidated balance sheet as of December 30, 2005, as reported in our annual report on Form 10-K and incorporated by reference into this prospectus, already reflects:

  the results of the 2011 senior notes equity-for-debt exchange offer consummated on November 10, 2005; and

  the results of the trust securities equity-for-debt exchange offer consummated on August 10, 2005.

Condensed Consolidated Income Statement for the Year Ended December 30, 2005

     The unaudited pro forma condensed consolidated income statement for the year ended December 30, 2005 gives effect to the events discussed below as if each had occurred on January 1, 2005, the first day of our 2005 fiscal year, reflecting:

  the conversion of all preferred shares into common shares for purposes of the loss per common share calculations;

  the exchange of 91.6% of the aggregate liquidation amount of trust securities outstanding in the equity- for-debt exchange offer consummated on August 10, 2005;

  the exchange of 57.4% of the aggregate principal amount of the 2011 senior notes outstanding in the equity-for-debt exchange offer consummated on November 10, 2005;

  the exercise of 94.9% of the Class A warrants outstanding as of December 30, 2005 in the offers consummated on January 27, 2006; and

  the exercise of 57.3% of the Class B warrants outstanding as of December 30, 2005 in the offers consummated on January 27, 2006.

     The unaudited pro forma condensed consolidated income statement for the year ended December 30, 2005 does not reflect any paydown of debt from the warrant proceeds.

Pro Forma Market Price

     A closing market price of $52.00 per common share on February 3, 2006 was used for computing the pro forma financial statement impact of the exercise of the class A warrants and class B warrants outstanding as of December 30, 2005 in the offers consummated on January 27, 2006. The shares associated with such warrant exercises were issued on or about February 3, 2006.

Use of Warrant Proceeds

     We expect, but are not obligated, to use the net proceeds resulting from the exercise of the warrants to reduce our outstanding indebtedness in transactions that we believe will be accretive to our shareholders. However, we currently have no specific transactions identified as to what debt we expect to repay, if any, with the net proceeds from the offers, or when the proceeds will be applied.

Accounting Treatment of the Offers

     There is no income statement impact, other than on loss per common share, of the additional shares issued in connection with the offers consummated on January 27, 2006. For purposes of computing the loss per common share, the additional shares issued in connection with the offers consummated on January 27, 2006 are included, as part of the shares outstanding, while the loss attributable to common shareholders is increased by the fair value of such additional shares. The fair value of the additional shares is computed as the number of additional shares issued multiplied by the price per common share on the date of issuance.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
(in thousands of dollars)
			Pro Forma
	December 30,	Warrant Offers	December 30,
	2005	(1)	2005

ASSETS
Current Assets:
Cash and cash equivalents	$350,669	$75,137	$425,806
Accounts and notes receivable, net	320,600	-	320,600
Contracts in process	139,328	-	139,328
Prepaid, deferred and refundable income taxes	20,999	-	20,999
Other current assets	19,927	-	19,927

Total current assets	851,523	75,137	926,660

Land, buildings and equipment, net	258,672	-	258,672
Restricted cash	21,994	-	21,994
Notes and accounts receivable - long-term	5,076	-	5,076
Investment and advances	168,193	-	168,193
Goodwill, net	50,982	-	50,982
Other intangible assets, net	64,066	-	64,066
Asbestos-related insurance recovery receivable	321,008	-	321,008
Other assets	98,621	-	98,621
Deferred income taxes	54,571	-	54,571

TOTAL ASSETS	$1,894,706	$75,137	$1,969,843

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Current installments on long-term debt	$21,459	$-	$21,459
Accounts payable	233,815	-	233,815
Accrued expenses	300,457	-	300,457
Billings in excess of costs and estimated earnings on uncompleted contracts	410,676	-	410,676
Income taxes	31,157	-	31,157

Total current liabilities	997,564	-	997,564

Long-term debt	293,953	-	293,953
Deferred income taxes	37,406	-	37,406
Pension, postretirement and other employee benefits	269,147	-	269,147
Asbestos-related liability	466,163	-	466,163
Other long-term liabilities	141,107	-	141,107
Deferred accrued interest on subordinated deferrable interest debentures	2,697	-	2,697
Minority interest	27,827	-	27,827
Commitments and contingencies

TOTAL LIABILITIES	2,235,864	-	2,235,864

Shareholders' Deficit:
Preferred shares	-	-	-
Common shares	575	84	659
Paid-in capital	1,187,518	75,218	1,262,736
Accumulated deficit	(1,206,097)	(165)	(1,206,262)
Accumulated other comprehensive loss	(314,796)	-	(314,796)
Unearned compensation	(8,358)	-	(8,358)

TOTAL SHAREHOLDERS' DEFICIT	(341,158)	75,137	(266,021)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$1,894,706	$75,137	$1,969,843

Notes to unaudited pro forma condensed consolidated balance sheet:

(1)	Reflects the impact of the warrant offers, which were consummated on January 27, 2006, as if such warrant exercises had occurred on December 30, 2005. Reflects $75,302 of exercise proceeds associated with the offers, reflecting the exercise of 94.9% and 57.3% of the class A and class B warrants outstanding as of December 30, 2005, respectively, and the resulting issuance 8,403,547 common shares. Also, reflects payment of $165 in estimated transactions costs. A common share price of $52.00 per share, which was the common share price at the time of the issuance of the shares associated with such warrant exercises, has been used.

(in thousands)
Par value of common share issued	$84
Paid-in capital	$75,218

Accumulated Deficit:
Payment of current transaction costs	$(165)

Unaudited Pro Forma Condensed Consolidated Income Statement
(in thousands of dollars, except per share amounts and share data)
					Pro Forma
					for the Year
	For the Year	Trust	2011 Senior		Ended
	Ended	Securities	Notes	Warrant	December
	December 30, 2005	Exchange (1)	Exchange (2)	Offers (3)	30, 2005

Operating revenues	$2,199,955	$-	$-	$-	$2,199,955
Cost of operating revenues	(1,837,927)	-	-	-	(1,837,927)

Contract profit	362,028	-	-	-	362,028

Selling, general and administrative expenses	(232,377)	-	-	-	(232,377)
Other income	63,723	-	-	-	63,723
Other deductions	(36,529)	-	-	1,400	(35,129)
Interest expense	(50,618)	4,642	12,719	-	(33,257)
Minority interest	(4,382)	-	-	-	(4,382)
Asbestos provision	(113,680)	-	-	-	(113,680)
Loss on equity-for-debt exchanges	(58,346)	41,513	16,833	-	-

(Loss)/income before income taxes	(70,181)	46,155	29,552	1,400	6,926
Provision for income taxes	(39,568)	-	-	-	(39,568)

Net loss	(109,749)	46,155	29,552	1,400	(32,642)
Net loss allocated to preferred shareholders	-	-	-	-	-

Net loss attributable to common shareholders (5)	$(109,749)	$46,155	$29,552	$1,400	$(32,642)

Loss per common share:
Basic and diluted (5)	$(2.36)				$(0.51)

Shares outstanding:
Basic: weighted-average number of shares outstanding	46,570,088				64,162,485 (4)
Diluted: effect of dilutive securities	-				-

Total diluted	46,570,088				64,162,485

Notes to the unaudited pro forma condensed consolidated income statement:

(1)	Reflects the impact of the trust securities exchange offer, which was consummated on August 10, 2005, as if such exchange had occurred on January 1, 2005, the first day of fiscal year 2005. The unaudited pro forma condensed consolidated income statement reflects the exchange of 91.6% of the aggregate liquidation amount of trust securities outstanding as of August 10, 2005 for 5,634,464 common shares and the elimination of the corresponding percentage of interest expense and amortization of original issuance costs. A weighted-average common share price of $22.91 per share, which was based on the common share prices at the time of the issuances of the shares associated with the exchange, has been used. The unaudited pro forma condensed consolidated income statement does not reflect the loss of $41,513 on the exchange of common shares for the trust securities, as it is a non-recurring charge resulting directly from the transaction.

(2)	Reflects the impact of the 2011 senior notes exchange offer, which was consummated on November 10, 2005, as if such exchange had occurred on January 1, 2005, the first day of fiscal year 2005. The unaudited pro forma condensed consolidated income statement reflects the exchange of 57.4% of the aggregate principal amount of 2011 senior notes for 6,026,981 common shares and the elimination of the corresponding percentage of interest expense and amortization of original issuance costs. The weighted-average common share price of $27.86 per share, which was based on the common share prices at the time of the issuances of the shares associated with the exchange, has been used. The unaudited pro forma condensed consolidated income statement does not reflect the loss of $16,833 on the exchange of common shares for the 2011 senior notes, as it is a non-recurring charge resulting directly from the transaction.

(3)	Reflects the impact of the warrant offers, which were consummated on January 27, 2006, as if such warrant exercises had occurred on January 1, 2005, the first day of fiscal year 2005. The unaudited pro forma condensed consolidated income statement reflects the exercise of 94.9% and 57.3% of the class A and class B warrants outstanding as of December 30, 2005, respectively, and the resulting issuance of 8,403,547 common shares. The loss attributable to common shareholders will be increased by the fair value of the additional shares. However, since the fair value of the additional shares is non-recurring, it is not reflected in the computation of pro forma loss per common share in the unaudited pro forma condensed consolidated income statement. Also, the unaudited pro forma condensed consolidated income statement does not reflect transaction fees of $1,400, as they are non-recurring charges resulting directly from the transaction.

(4)	Reflects the full year impact of the common shares issued in connection with the trust securities exchange offer, the 2011 senior notes exchange offer and the warrant offers.

(5)	As noted above, the fair value of the additional shares issued in connection with the warrant offers consummated on January 27, 2006 is not reflected in the computation of loss per common share as reported in the unaudited pro forma condensed consolidated income statement. However, if the fair value were included in the unaudited pro forma loss per common share calculations, the net loss attributable to common shareholders would be increased. Accordingly, reflecting the exercise of 94.9% and 57.3% of the class A and class B warrants outstanding as of December 30, 2005, respectively, into 8,403,547 additional shares, the net loss attributable to common shareholders would be increased by the fair value of the additional shares ($19,445) to $52,087 and the basic and diluted loss per common share would be $0.81. The common share price of $52.00 per share, which was the common share price at the time of the issuance of the shares associated with such warrant exercises, has been used to calculate the fair value of the additional shares.

SELECTED FINANCIAL DATA

     The following selected balance sheet data as of December 30, 2005 and December 31, 2004 and selected statement of operations data for each of our three fiscal years in the period ended December 30, 2005 have been derived from our audited consolidated financial statements included in our 2005 annual report on Form 10-K, which has been incorporated by reference in this prospectus. The selected balance sheet data for 2003, 2002 and 2001, and the selected statement of operations data for the years ended 2002 and 2001, have been derived from Item 6 of our annual report on Form 10-K for the year ended December 30, 2005, which has been incorporated by reference in this prospectus. Our operating data for each period displayed is derived from our books and records. You should read this information together with the consolidated financial statements, including the notes contained in the consolidated financial statements, of us and our subsidiaries, which are incorporated by reference in this prospectus.

	December 30,		December 31,		December 26,		December 27,		December 28,
	2005		2004		2003		2002		2001

	(in thousands of dollars, except share data and per share amounts)

Statement of Operations Data:
Operating revenues	$2,200,000		$2,661,300		$3,723,800		$3,519,200		$3,315,300
Loss before income taxes	(70,200	)(1)	(232,200	)(2)	(109,700	)(3)	(360,000	)(4)	(213,000	)(5)
Provision for income taxes	(39,600)		(53,100)		(47,000)		(14,700)		(123,400	)(6)
Loss prior to cumulative effect of a change
in accounting principle	(109,800)		(285,300)		(157,100)		(374,700)		(336,400)
Cumulative effect of a change in accounting							(7)
principle for goodwill, net of $0 tax	—		—		—		(150,500)		—

Net loss	(109,800)		(285,300)		(157,100)		(525,200)		(336,400)
Net income allocated to preferred
shareholders	—		—		—		—		—

Net loss attributable to common
shareholders	$(109,800)		$(285,300)		$(157,100)		$(525,200)		$(336,400)

Basic and diluted loss per common share: (8)
Net loss prior to cumulative effect of a
change in accounting principle	$(2.36)		$(57.84)		(76.53)		$(182.98)		$(164.58)
Cumulative effect on prior years (to
December 31, 2001) of a change in
accounting principle	—		—		—		(73.49)		—

Basic and diluted loss per common share	$(2.36)		$(57.84)		(76.53)		$(256.47)		$(164.58)

Shares outstanding:(8)
Weighted-average number of common
shares outstanding for basic loss per
common share	46,570,100		4,932,400		2,052,200		2,047,800		2,043,800
Effect of dilutive securities	*		*		*		*		*

Weighted-average number of common
shares outstanding for diluted loss per
common share	46,570,100		4,932,400		2,052,200		2,047,800		2,043,800

	As of

	December 30,		December 31,		December 26,		December 27,		December 28,
	2005		2004		2003		2002		2001

Balance Sheet Data:
Current assets	$851,500		$1,039,500		$1,174,400		$1,329,800		$1,754,400
Current liabilities	997,600		1,251,600		1,350,400		1,449,800		2,388,600
Working capital	(146,100)		(212,100)		(176,000)		(120,000)		(634,200)
Land, buildings and equipment, net	258,700		280,300		309,600		407,800		399,200
Total assets	1,894,700		2,177,700		2,506,500		2,842,300		3,325,800
Long-term borrowings (including current
installments):	315,400		570,100		1,033,100		1,124,300		1,042,100
Total shareholders’ deficit	(341,200)		(525,600)		(872,400)		(780,900)		(48,400)
Cash dividends per share of common stock(8)	—		—		—		—		2.40

Other data:
Unfilled orders, end of year	$3,692,300		$2,048,100		$2,285,400	(9)	$5,445,900		$6,004,400
New orders booked	4,163,000		2,437,100		2,163,500		3,052,400		4,109,300

(1)	Includes in 2005: a charge of $(113,700) on the revaluation of our estimated asbestos liability and asbestos insurance receivable; the regular re-evaluation of contract profit estimates of $99,600; credit agreement costs associated with the previous senior credit facility of $(3,500); and an aggregate charge of $(58,300) recorded in conjunction with the trust preferred securities and 2011 senior notes exchange offers.

(2)	Includes in 2004: a gain of $19,200 on the sales of minority equity interests in special-purpose companies established to develop power plant projects in Europe; a loss of $(3,300) on the sale of 10% of our equity interest in a waste-to-energy project in Italy; the regular re-evaluation of contract profit estimates of $58,000; a charge of $(75,800) on the revaluation of asbestos insurance assets as a result of an adverse court decision in asbestos coverage allocation litigation; a net gain of $15,200 on the settlement of coverage litigation with certain asbestos insurance carriers; restructuring and credit agreement costs of $(17,200); a net charge of $(175,100) recorded in conjunction with the 2004 equity-for-debt exchange; and charges for severance cost of $(5,700).

(3)	Includes in 2003: a $(15,100) impairment loss on the anticipated sale of a domestic corporate office building; a $16,700 gain on the sale of certain assets of Foster Wheeler Environmental Corporation and a gain of $4,300 on the sale of a waste-to-energy plant; a gain on revisions to project claim estimates and related cost of $1,500; a charge related to revisions of project estimates and related receivable allowances of $(32,300); a provision for asbestos claims of $(68,100); restructuring and credit agreement costs of $(43,600); and charges for severance cost of $(15,900).

(4)	Includes in 2002: a loss recognized in anticipation of sales of assets of $(54,500); a charge related to revisions of project claim estimates and related costs of $(136,200); a charge related to revisions of project cost estimates and related receivable allowances of $(80,500); a provision for asbestos claims of $(26,200); a provision for a domestic plant impairment of $(18,700); restructuring and credit agreement costs of $(37,100); and charges for severance cost of $(7,700).

(5)	Includes in 2001: losses recognized in anticipation of sales of assets of $(40,300); a charge related to revisions of project claim estimates and related costs of $(37,000); a charge related to revisions of project cost estimates and related receivable allowances of $(123,600); and a provision for domestic plant impairment of $(6,100).

(6)	Includes a valuation allowance for domestic deferred tax assets of $(194,600) in 2001.

(7)	In 2002: we recognized $(150,500) of impairment losses upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(8)	Amounts reflect the impact of the one-for-twenty reverse split that was effective November 29, 2004.

(9)	The decline in backlog reflects, in part, the divestiture of Foster Wheeler Environmental Corporation in March 2003.

     * The impact of potentially dilutive securities such as outstanding stock options, warrants to purchase common shares, convertible securities, and the non-vested portion of restricted common shares and restricted common share awards were not included the calculation of diluted loss per common share due to their antidilutive effect.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of securities offered pursuant to this prospectus. We will not receive any proceeds from the sale of securities being offered hereby.

MARKET PRICE INFORMATION

The Common Shares

     The common shares were traded on the NYSE under the symbol “FWC” until November 14, 2003 and were subsequently quoted on the OTC Bulletin Board under the symbol “FWHLF.OB” until June 3, 2005. Since then, the common shares have been quoted on The Nasdaq Stock Market, Inc.’s National Market under the symbol “FWLT”.

     The table below sets forth, for the periods indicated, the high and low sales prices for the common shares as reported on the NYSE, the high and low bid prices for the common shares on the OTC Bulletin Board and the high and low sales prices for the common shares as reported on the Nasdaq National Market. The OTC Bulletin Board prices reflect inter dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The common share prices have been adjusted for a one-for-twenty reverse stock split that was effected on November 29, 2004.

	Common Shares

	High	Low

2001
First Quarter	374.80	106.20
Second Quarter	355.00	144.00
Third Quarter	190.00	86.00
Fourth Quarter	116.60	78.60
2002
First Quarter	107.80	32.00
Second Quarter	75.00	26.00
Third Quarter	47.00	27.00
Fourth Quarter	38.00	20.00
2003
First Quarter	37.40	17.00
Second Quarter	60.00	24.00
Third Quarter	44.80	21.40
Fourth Quarter	27.60	15.00
2004
First Quarter	38.40	19.60
Second Quarter	36.60	21.60
Third Quarter	29.20	8.80
Fourth Quarter	17.00	8.40
2005
First Quarter	19.65	12.40
Second Quarter	20.61	12.85
Third Quarter	31.44	19.55
Fourth Quarter	37.89	26.26
2006
First Quarter (through March 20, 2006)	53.70	35.98

     On March 20, 2006, the closing price of the common shares on the Nasdaq National Market was $48.00. As of March 13, 2006, there were approximately 66,556,048 common shares outstanding.

     Foster Wheeler Ltd. has not paid dividends on its common shares since July, 2001 and does not anticipate paying any dividends on its common shares or preferred shares in the foreseeable future. Under Bermuda law, Foster

Wheeler Ltd. can only pay dividends if there are no reasonable grounds for believing that Foster Wheeler Ltd. is, or after the payment of such dividends would be, unable to pay its liabilities as they become due or that the realizable value of Foster Wheeler Ltd.’s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. In addition, under the terms of the senior credit agreement and the indentures governing the 2011 senior notes, Foster Wheeler Ltd.’s subsidiaries face restrictions on their ability to pay dividends to Foster Wheeler Ltd. In addition, certain of Foster Wheeler Ltd.’s non-U.S. subsidiaries are parties to loan and other agreements with covenants, and are subject to statutory minimum capitalization requirements in their jurisdictions of organization that restrict the amount of funds that such subsidiaries may distribute. Distributions in excess of these specified amounts would violate the terms of the agreements or applicable law which could result in civil or criminal penalties.

Market Prices for the Preferred Shares

     The preferred shares have been quoted on the OTC Bulletin Board under the symbol “FWLBF.PK”.

     The table below sets forth, for the periods indicated, the high and low bid prices for the preferred shares as on the OTC Bulletin Board. The OTC Bulletin Board prices reflect inter dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The preferred shares were first issued on September 24, 2004, therefore no information is presented for earlier periods. There was no bid or asked price quoted for the preferred shares on the dates April 21, 2005 through March 20, 2006.

Preferred Shares

	High	Low

2004
Fourth Quarter	962	558
2005
First Quarter	N/A	N/A
Second Quarter	1000	1000
Third Quarter	N/A	N/A
Fourth Quarter	N/A	N/A
2006
First Quarter (through March 20, 2006)	N/A	N/A

     As of April 20, 2005, the last sale price of the preferred shares on the OTC Bulletin Board was $1000. As of March 13, 2006, there were approximately 3,792 preferred shares outstanding.

     Foster Wheeler Ltd. has not paid dividends and does not anticipate paying any dividends on its preferred shares in the foreseeable future.

The Warrants

     The Class A warrants and Class B warrants were issued on September 24, 2004, and were quoted on the OTC Bulletin Board under the symbols “FWWAF US” and “FWHWF US”, respectively, until June 3, 2005. Since then, the Class A warrants and Class B warrants have been quoted on The Nasdaq Stock Market, Inc.’s National Market under the symbols “FWLTW” and “FWLTZ”, respectively.

     The tables below set forth, for the periods indicated, the high and low bid prices on the OTC Bulletin Board and the high and low closing prices for the warrants as reported on the Nasdaq National Market. The OTC Bulletin Board prices reflect inter dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. High and low bid prices for the warrants on the OTC Bulletin Board were not reasonably available prior to the first quarter of 2005 and, as such, have not been presented in the tables below. The Class A warrants and Class B warrants were first issued on September 24, 2004, therefore no information is presented for earlier periods. High and low bid prices for the warrants on the OTC Bulletin Board were not reasonably available prior to the first quarter of 2005 and, as such, have not been presented in the tables below.

	Class A Warrants

	High	Low

2005
First Quarter	18.50	8.00
Second Quarter	19.50	9.00
Third Quarter	37.15	18.93
Fourth Quarter	49.10	29.99
2006
First Quarter (through March 20, 2006)	71.00	48.00

	Class B Warrants

	High	Low

2005
First Quarter	1.05	.50
Second Quarter	.95	.60
Third Quarter	1.55	.92
Fourth Quarter	2.03	1.24
2006
First Quarter (through March 20, 2006)	3.09	1.97

     On March 20, 2006, the closing price of the Class A warrants and the Class B Warrants on the Nasdaq National Market was $64.50 and $2.78, respectively. As of March 13, 2006, there were approximately 209,728 Class A warrants and 14,968,852 Class B warrants outstanding.

DESCRIPTION OF SHARE CAPITAL

     The following description of Foster Wheeler Ltd.’s share capital summarizes certain provisions of Foster Wheeler Ltd.’s memorandum of association and bye-laws and a certificate of designation in respect of the preferred shares and of applicable Bermuda law. Such summaries are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of Foster Wheeler Ltd.’s memorandum of association and bye-laws, and the certificate of designation in respect of the preferred shares, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read those exhibits carefully.

General

     Foster Wheeler Ltd. is an exempted company incorporated under the Companies Act 1981 of Bermuda on December 20, 2000 and registered with the Registrar of Companies in Bermuda under registration number 29761. Foster Wheeler Ltd.’s registered office is located at 2 Church Street, Hamilton, HM 11, Bermuda. Our agent for service of process in the United States in connection with this offering is Foster Wheeler LLC, Perryville Corporate Park, Clinton, NJ 08809-4000, USA.

Share Capital

     As of March 13, 2006, the authorized share capital of Foster Wheeler Ltd. consisted of 74,391,600 common shares, par value US$0.01 per share and 903,848 preferred shares par value US$0.01 per share. 400,000 preferred shares are designated in Foster Wheeler Ltd.’s bye-laws as Series A Junior Participating Preferred Shares, 418,633 remain designated by authority of Foster Wheeler Ltd.’s board of directors as Series B convertible preferred shares (liquidation preference $0.01 per preferred share) and 85,215 can, at the discretion of Foster Wheeler Ltd.’s board of directors, be designated as other series of preferred Shares. As of March 13, 2006, there were 66,556,048 common shares issued and outstanding, excluding 4,925,423 common shares issuable upon exercise of options and warrants granted and available for grant as of March 13, 2006, excluding 404,457 common shares issuable under the Foster Wheeler Ltd. management restricted stock plan, and excluding the common shares issuable upon conversion of the convertible notes, and approximately 3,792 Series B convertible preferred shares issued and outstanding. All of the issued and outstanding common shares and preferred shares are fully paid.

     Subject to any resolution of the shareholders to the contrary, the board of directors of Foster Wheeler Ltd. is authorized to issue any authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote shares of Foster Wheeler Ltd.

Common Shares

     Generally. Foster Wheeler Ltd.’s common shares, into which the Series B convertible preferred shares are convertible, are quoted on The Nasdaq Stock Market, Inc.’s National Market under the symbol “FWLT”. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights.

     Liquidation Rights. In the event of the liquidation, dissolution or winding up of Foster Wheeler Ltd., the holders of common shares are entitled to share equally and ratably (with the holders of other shares of Foster Wheeler Ltd., entitling the holders to liquidation rights pro rata with the common shares, including holders of preferred shares) in the assets, if any, remaining after the payment of all of Foster Wheeler Ltd.’s debts and liabilities, subject to any liquidation preference on any outstanding preferred shares.

     Voting Rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by Foster Wheeler Ltd.’s bye-laws, resolutions to be approved by holders of common shares require approval by an affirmative majority of the votes cast at a meeting at which a quorum is present. The common shares and, prior to their becoming convertible, the preferred shares will vote together as a single class except in the case of circumstances which constitute a variation of the rights of the common shares or the preferred shares, as described below or as required by applicable law, when holders of common shares and preferred shares will each vote as a separate class.

     The bye-laws of Foster Wheeler Ltd. provide that any variation of the rights attached to the common shares, whether by the amendment, alteration or repeal of the terms of the memorandum of association and bye-laws of Foster Wheeler Ltd. relating to the common shares or resulting from any merger, amalgamation or similar business combination, or otherwise would require the approval of holders of at least three fourths of the issued and outstanding common shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed by the requisite majority at a meeting of the holders of the common shares at which a quorum consisting of at least two persons holding or representing one-third of the issued and outstanding common shares is present.

     Dividend Rights. Foster Wheeler Ltd.’s board of directors may declare and pay dividends on the common shares or the preferred shares or make distributions out of contributed surplus from time to time unless there are reasonable grounds for believing Foster Wheeler Ltd. is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. There are no restrictions on Foster Wheeler Ltd.’s ability to transfer funds, other than funds denominated by Bermuda dollars, in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preferred shares. The board of directors may declare that any dividend be paid wholly or partly by the distribution of shares of Foster Wheeler Ltd. and/or specific assets.

Preferred Shares

Generally

     Foster Wheeler Ltd.’s board of directors may establish one or more series of preferred shares without any further shareholder approval. The board may fix the number, designations, rights, preferences, limitations and voting rights of such series, provided that such provisions must, at a minimum, (1) entitle the holders of such shares, voting as a class, to elect at least two directors upon certain defaults with respect to the payment of dividends; and (2) require the affirmative approval of holders of at least two-thirds of the issued preferred shares for any amendments to the memorandum of association or bye-laws of Foster Wheeler Ltd. altering materially any provision of such shares. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of Foster Wheeler Ltd.

Terms of the Series B Convertible Preferred Shares

     1,014,785 preferred shares were initially designated the “Series B Convertible Preferred Shares” pursuant to a certificate of designation adopted by resolution of the board of directors of Foster Wheeler Ltd. on September 24, 2004 and as of March 13, 2006, 3,792 such shares are issued and outstanding. As of March 13, 2006, approximately 596,152 preferred shares had been converted into common shares. Each conversion of a preferred share into common shares reduces the total number authorized preferred shares, and increases the total number of authorized common shares, by one share. Consequently, as of March 13, 2006, the total number of authorized Series B convertible preferred shares was 418,633 shares. In this section, and in this prospectus generally, we refer to the Series B convertible preferred shares as the preferred shares. The material terms of the preferred shares are described below. The description contained in this section is qualified in its entirety by the certificate of designation relating to the preferred shares which has been filed as an exhibit to the registration statement of which this prospectus is a part. Holders of preferred shares have no pre-emptive, redemption, or sinking fund rights.

     Conversion Rights. The certificate of designation provides that each preferred share is convertible at the holder’s option into 65 common shares.

     In order to effect a conversion of preferred shares, a holder must deliver a notice of conversion to Foster Wheeler Ltd. Upon receipt by Foster Wheeler Ltd. of the notice of conversion, the holder’s preferred shares will immediately cease to have the rights and restrictions of a preferred share, and the holder will simultaneously receive common shares in accordance with the terms outlined above. We delivered a copy of the form of notice of conversion to each holder of preferred shares on November 15, 2004. We will also deliver a copy of such notice at any time at the request of a holder of preferred shares. Upon such a conversion of the preferred shares, the number of authorized preferred shares will decrease and the number of authorized, issued and outstanding common shares will increase by a proportionate amount.

     Voting Rights. The preferred shares have no voting rights except in limited circumstances described below, or as required under Bermuda law and Foster Wheeler Ltd.’s bye-laws.

     The terms of the preferred shares provide that any amendment, alteration or repeal of the terms of the memorandum of association and bye-laws or the certificate of designation relating to the preferred shares which would affect the powers, preferences or rights of the preferred shares, including but not limited to variations resulting from or in connection with any merger, amalgamation or asset sale, will require the approval of holders of at least three fourths of the issued and outstanding preferred shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed by the requisite majority at a meeting of the holders of the preferred shares at which a quorum consisting of at least two persons holding or representing one third of the issued and outstanding preferred shares is present.

     Foster Wheeler Ltd. will cause a notice of any meeting at which holders of the preferred shares are entitled to vote to be given to each registered holder of preferred shares in accordance with its bye-laws.

     Dividend Rights. The preferred shares have the right to receive dividends, when, as and if declared by the board of directors of Foster Wheeler Ltd., and paid on the common shares on a pro rata basis, as though the preferred shares had been converted immediately prior to the declaration of such dividend. Foster Wheeler Ltd.’s board of directors may declare and pay dividends on the common shares and preferred shares or make distributions to shareholders out of contributed surplus from time to time unless there are reasonable grounds for believing that Foster Wheeler Ltd. is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. There are no restrictions on Foster Wheeler Ltd.’s ability to transfer funds, other than funds denominated by Bermuda dollars, in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preferred shares. The board of directors may declare that any dividend be paid wholly or partly by the distribution of shares of Foster Wheeler Ltd. and/or specific assets. In addition, the holders of preferred shares will be entitled to dividends as set forth below, in each case subject to Bermuda law.

     Under a lockup agreement that we entered into in connection with the equity-for-debt exchange offer, we have agreed, and the certificate of designation provides:

(1) that, within five business days following the issue date of the preferred shares (i) we shall have increased the number of directors of Foster Wheeler Ltd. from seven to eight and, until the actions described in clause (iii) of this paragraph (1) have been taken, we shall not increase the number of directors to more than eight; (ii) three of the six incumbent independent directors of Foster Wheeler Ltd. shall have resigned; and (iii) the continuing members of the board of directors of Foster Wheeler Ltd. shall have nominated and appointed four directors proposed by the holders who are party to the lockup agreement that qualify as independent directors and are reasonably acceptable to the continuing members of the board of directors. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to take any of the actions described in, or take any action prohibited under, the first sentence of this paragraph, then on the sixth business day following the issue date that occurs before the preferred shares become optionally convertible, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the sixth business day following the issue date, if we have not taken any of the actions described in, or takes any action prohibited under, clauses (i), (ii) and (iii) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. Notwithstanding the foregoing, we shall not be required to declare or pay any dividend under this paragraph unless the holders who were party to the lockup agreement have delivered to us the names and resumes of no less than seven potential nominees that are in each case independent of management and are reasonably expected to be reasonably acceptable to the continuing members of the board on or before the date that is two weeks prior to the date such dividends would have otherwise been required to be declared and paid. As of October 1, 2004, we had satisfied each clause of this provision.

     (2) as soon as practicable following the first issue date of the preferred shares, and in any event no later than thirty calendar days thereafter, to file a preliminary proxy statement with the Commission regarding meetings of the shareholders of Foster Wheeler Ltd. in order to recommend adoption and approval of the following actions: (A) to authorize a reverse split (i.e., consolidation) of its issued and outstanding common shares on a one-to-twenty basis; provided that such reverse split shall be effective subject to and following the shareholder votes on the matters set forth in clauses (B) and (C) hereof, (B) to approve the Par Value Reduction, (as defined in the certificate of designation) and (C) to increase its authorized capital sufficient to allow conversion of the preferred shares (taking into account any outstanding warrants, options and similar rights for which common shares have been or may be separately reserved). The reverse stock split must be approved by a majority of votes cast by the shareholders as a whole and by holders of three fourths of the issued and outstanding common shares voting as a separate class. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to file such proxy statement, then on the 31st day following the issue date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the 31st day following the issue date, if we have not filed such proxy statement, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. As of October 15, 2004, we had satisfied each clause of this provision.

     (3) that we will mail the proxy statement described above within five business days following the date that the Commission clears such proxy to be mailed. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to take the action described in the first sentence of this paragraph, then on the sixth day following such clearance date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the sixth day following such clearance date, if we have not mailed such proxy, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. As of October 29, 2004, we had satisfied this provision.

     (4) that we will convene meetings of the shareholders of Foster Wheeler Ltd. to approve the actions described in clauses (A), (B) and (C) of paragraph (2) above on or prior to November 30, 2004. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to take the action described in the first sentence of this paragraph, then on December 1, 2004, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of December 1, if we have not taken the action described in the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied this provision.

     (5) that we will use our commercially reasonable best efforts to (i) list the common shares on the New York Stock Exchange or the NASDAQ Stock Market as promptly as practicable; provided that we shall not be obliged to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria, (ii) to cooperate to the extent allowed by applicable laws or rules in facilitating the quotation of the preferred shares on the OTC Bulletin Board or, at such time as we meet the applicable listing criteria, to list the preferred shares on the New York Stock Exchange or the NASDAQ Stock Market; provided that we shall not be obligated to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria and (iii) to cooperate to the extent allowed by applicable laws or rules in facilitating the quotation of the warrants on the OTC Bulletin Board or, at such time as we meet the applicable listing criteria, to list the warrants on the New York Stock Exchange or the NASDAQ Stock Market; provided that we shall not be obligated to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria, in each case as promptly as practicable if the preferred shares have not become convertible as described above on or prior to November 30, 2004, provided that, after the preferred shares have become convertible, we have agreed not to apply to list, and if listed, to use our reasonable best efforts (which in any event shall include any action within our control) to promptly delist, the preferred shares. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to use our commercially reasonable best efforts to take such actions as may be required under clause (i) of the first sentence of this paragraph, to cooperate under clauses (ii) or (iii) of the first sentence of this paragraph as it relates to listing but not delisting of the preferred shares then on the 30th business day following the receipt of notice of such failure from the holders of 25% of the preferred shares outstanding, if such failure shall not have been cured prior to such date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the first such payment date, if we have not used our commercially reasonable best efforts to take such actions as may be required under clause (i) of the first sentence of this paragraph, or to cooperate under clauses (ii) or (iii) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. As of June 3, 2005 we had satisfied this provision.

     (6) that we will take all steps necessary to adopt the appropriate amendments to the organizational documents of Foster Wheeler Ltd. to effect the actions described in the first sentence of paragraph (2) above, including (A) adopting board resolutions recommending such actions, (B) distributing timely notice of such meetings to its shareholders, (C) complying with applicable proxy solicitation requirements as soon as practicable, (D) if a quorum is not present on a scheduled date of any such meeting, postponing and reconvening such meeting at least twice and (E) with respect to the action described in clause (B) of paragraph (2) above, duly conveying and holding a separate general meeting of the holders of the common shares. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we fail to take such actions as may be required under the first sentence of this paragraph, then on the 30th business day following receipt of notice of such failure from the holders of 25% of the preferred shares outstanding, if such failure shall not have been cured prior to such date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. Thereafter, on each quarterly anniversary of the first such payment date, if we have failed to take such action as may be required under the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1 million, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied each clause of this provision.

     (7) that (i) we will adopt the board resolution necessary to issue the common shares issuable upon conversion of the preferred shares on the date that the certificate of designation is approved in final form, with effect on the date on which the preferred shares are issued and (ii) following its adoption, we are required (x) to refrain from taking any action to impair, rescind or alter such resolution following its adoption, to at all times after our authorized capital has been increased as described in paragraph (2) above, reserve that number of common shares (taking into account any outstanding warrants, options and similar rights for which the common shares have been or may be separately reserved) sufficient to allow, and maintain sufficient share premium to effect, the conversion of the preferred shares and issuance of related common shares. Subject to local law (and without limiting and in addition to the holders’ right to specific performance under the lockup agreement), if we have failed to take the action described in clause (i), or if we have failed to take or to refrain from taking, as the case may be, the actions described in clause (ii) of the first sentence of this paragraph, then on the sixth day following its failure, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the first such payment date, if we have not taken the action described in clause (i) (or refrain from taking the action described in clause (ii)) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregated amount of $2.5 million, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied each clause of this provision.

     (8) all dividends payable on the preferred shares shall be cumulative. Without limiting any other rights of the holders under the certificate of designation (including, without limitation, the rights to receive dividends payable under the certificate of designation and the right under the lockup agreement to be paid an amount equal to any dividends not paid as required under the Certificate of Designation) or under the lockup agreement (including the holders’ right to specific performance thereunder), upon the default of the equivalent of six quarterly dividends on the preferred shares, the holders may, voting as a class, elect at least two members of our board of directors at each annual general meeting of Foster Wheeler Ltd., such right to continue until all dividends payable hereunder have been paid in full.

     Capital Distribution. The preferred shares will have the right to receive a pro rata share of any return or distribution by Foster Wheeler Ltd. of its share capital to holders of common shares, whether by way of a repurchase of common shares, a reduction of issued share capital, a bonus issue of shares (except any bonus issue made in accordance with and to effect the conversion rights described above) or otherwise as though the preferred shares had been converted into common shares prior to the return or distribution, whether or not the share capital has been increased and the shares have in fact become convertible.

     Liquidation Rights. The preferred shares have a liquidation preference of $0.01.

     There are currently no issued and outstanding shares of Foster Wheeler Ltd. that rank senior in right of payment to the preferred shares upon liquidation, dissolution or winding up. The preferred shares rank equally with the issued and outstanding common shares of Foster Wheeler Ltd. upon liquidation, dissolution or winding up as though the preferred shares had been converted immediately prior to such liquidation, dissolution or winding up, whether or not the share capital has been increased and the shares have in fact become convertible and, as such, will share equally and ratably in the assets, if any, remaining after the payment of all of Foster Wheeler Ltd.’s debts and liabilities and the liquidation preference. For a discussion of risks relating to future issuances of additional preferred shares, see “Risk Factors—Risk Factors Relating to the Shares and Warrants—A future issuance of additional preferred shares of Foster Wheeler Ltd. may adversely affect the rights of Foster Wheeler Ltd.’s equity holders.”

     Liability for Further Calls or Assessments. The preferred shares are duly and validly issued and are not subject to further calls or assessments.

     Listing. The preferred shares are not listed on an exchange or quoted on any national securities association.

     Fractional Shares. The preferred shares may be issued as fractional shares and Bermuda law and our bye-laws allow the transfer and sale of fractional shares.

Variation of Rights

     The rights attaching to any class of shares, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of all of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority in number equal to three fourths of the issued shares at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Any action which may be construed to constitute a variation of the rights of a class of shares including but not limited to variations resulting from or in connection with mergers, amalgamations, and asset sales, may give the holders of the affected class of shares the right to vote in respect of the variation as a separate class. The creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. Under Bermuda law, the holders of a class of shares may also be entitled to vote separately as a class in certain other circumstances including, but not limited to, a scheme of arrangement under the Companies Act as described below. See “Compulsory Acquisition of Shares Held by Minority Holders.”

Repurchase

     Under Foster Wheeler Ltd.’s bye-laws and subject to the solvency and minimum capital requirements of the Companies Act, Foster Wheeler Ltd. may purchase any issued common shares or preferred shares in the circumstances and on the terms as are agreed by Foster Wheeler Ltd. and the holders of common shares or preferred shares, as applicable, from time to time. No repurchase may be effected if there are reasonable grounds for believing that Foster Wheeler Ltd. is, or after effecting the repurchase would be, unable to pay its liabilities as they become due. A repurchase of more than 10% of the shares from a shareholder for more than market value requires the prior approval of the board of directors and the holders of a majority of all voting shares.

Transfer of Shares

     Foster Wheeler Ltd.’s fully paid shares are transferable by a transfer form signed by the transferor and delivered to Foster Wheeler Ltd. or its transfer agent together with the certificate, if any, for such shares. Foster Wheeler Ltd.’s board of directors may refuse to register, or otherwise restrict, the transfer of any share if the board believes that the transfer would cause Foster Wheeler Ltd. to violate any applicable law or if the transfer is not in accordance with the bye-laws.

Meetings of Shareholders

     Foster Wheeler Ltd. must convene at least one general meeting of shareholders each calendar year. A general meeting of shareholders may be called by Foster Wheeler Ltd.’s board of directors and a special meeting of shareholders must be called upon the request of not less than 10% of Foster Wheeler Ltd.’s voting shares. Foster Wheeler’s bye-laws require not more than 60 and at least 10 days’ notice of an annual general meeting must be given to each shareholder entitled to vote at such meeting, and not less than 30 nor more than 60 days’ notice of a special general meeting must be given. The quorum required for a general meeting of shareholders is one or more persons present in person and representing in person or by proxy in excess of 50% of Foster Wheeler Ltd.’s issued voting shares.

Access to Books and Records and Dissemination of Information

     Members of the general public have the right to inspect the public documents of Foster Wheeler Ltd. at the office of the Registrar of Companies in Bermuda. These documents include the memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. Shareholders may inspect Foster Wheeler Ltd.’s bye-laws, minutes of general meetings and the audited financial statements, which must be presented at the annual general meeting. The register of members is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members must be open for inspection for not less than two hours in any business day (but may be closed for not more than thirty days in a year). Foster Wheeler Ltd.’s register of directors and officers is maintained at its registered office in Bermuda and is open for inspection for not less than two hours in any business day by members of the public without charge.

Election and Removal of Directors

     Foster Wheeler Ltd.’s board of directors may consist of between three and twenty directors. The number of directors within such range is fixed from time to time by the board. Foster Wheeler Ltd.’s board of directors resolved that, as of October 1, 2004, the board of directors would be comprised of eight directors and as of October 1, 2004, there were eight directors. The board is divided into three classes that are, as nearly as possible, of equal number. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

     Any shareholder wishing to nominate for election as a director someone who is not nominated by Foster Wheeler Ltd.’s board of directors must give notice of the intention to nominate the person for election. Such notice must be given not less than one-hundred and twenty days before release of Foster Wheeler Ltd.’s proxy statement in connection with the previous year’s annual general meeting.

     A director may be removed, with cause, by the affirmative vote of the holders of at least 66 % of the shares entitled to vote for the election of directors, provided notice is given to the director of the shareholders meeting convened to remove the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. Under Foster Wheeler Ltd.’s bye-laws, the board of directors is responsible to fill vacancies on the board and any newly created directorships.

Amendment of Memorandum of Association and Bye-laws

     Foster Wheeler Ltd.’s memorandum of association may be amended by a resolution passed at a duly called general meeting of shareholders. Upon compliance with applicable Bermuda law, amendments to the memorandum of association may be subjected to review by a Bermuda court by dissenting shareholders holding not less than 20% of the par value of Foster Wheeler Ltd.’s issued capital or any class thereof.

     Foster Wheeler Ltd.’s bye-laws may be amended by resolutions of the board of directors and shareholders, or by the unanimous vote of the shareholders without prior approval of the board. Any proposed amendment to the bye-law relating to removal of directors, however, must be approved by the board and the affirmative vote of at least 75% of the shareholders. Any amendment to vary the rights attached to a class of shares must comply with the bye-law relating to a variation of class rights.

     Any amendment, alteration or repeal of the terms of the memorandum of association and bye-laws which would affect the powers, preferences or special rights of the preferred shares or vary the rights of the common shares will require the approval of holders of at least three fourths of the outstanding affected class of shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed at a meeting of the holders of the affected class of shares at which a quorum consisting of at least two persons holding or representing one third of the issued and outstanding affected class of shares is present.

Amalgamations and Business Combinations

     Foster Wheeler Ltd.’s bye-laws provide that a merger or an amalgamation must be approved by 66 % of the votes cast at a general meeting of the shareholders at which the quorum shall be one or more persons representing more than 50% of the issued voting shares.

     Certain business combinations (which include an amalgamation) entered into with a shareholder that beneficially owns, directly or indirectly, 20% or more of the voting shares of Foster Wheeler Ltd. that have not been approved by the board of directors prior to the acquisition date of such holding must be approved by the holders of a majority of the voting shares that are not held by such shareholder, its affiliates or associates, at a meeting held no earlier than five years following such acquisition date.

Appraisal Rights and Shareholder Suits

     A shareholder who is not satisfied that fair value has been offered for such shareholder’s shares on an amalgamation may apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company if the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. A Bermuda court would also be expected to review acts that are alleged to constitute a fraud against the minority shareholders or any act which requires the approval of a greater percentage of the shareholders than that which actually approved it.

     When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

     Pursuant to Foster Wheeler Ltd.’s bye-laws, the board of directors may capitalize any part of the amount of its share premium or other reserve accounts or any amount credited to its profit and loss account or otherwise available for distribution by applying such sum in paying up (1) unissued shares to be allotted as fully paid bonus shares pro-

rata to the shareholders or any class thereof; or (2) in full or partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar and Transfer Agent

     Mellon Investor Services LLC serves as registrar and transfer agent of Foster Wheeler Ltd. in the United States.

Untraced Shareholders

     Foster Wheeler Ltd.’s bye-laws provide that the board of directors may forfeit any dividend or bonuses which remain unclaimed for six years from the date of declaration.

Compulsory Acquisition of Shares Held by Minority Holders

     The shares of minority holders may be acquired by certain statutory procedures under the Companies Act including upon the approval of an arrangement with shareholders in a court supervised process and upon the acquisition of 90% or more of the issued shares or class of shares. Such procedures include:

  A scheme of arrangement under the Companies Act. Such a scheme could be effected upon the agreement of Foster Wheeler Ltd. and of holders of common shares or preferred shares, representing in the aggregate a majority in number and at least 75% in value of the common or preferred shareholders present and voting at a court ordered meeting held to consider the scheme. The scheme must then be sanctioned by the Bermuda Supreme Court. If such a scheme receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares or preferred shares could be compelled to sell their shares under the terms of the scheme.

  If an acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Bermuda Supreme Court (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Bermuda Supreme Court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
Anti-Takeover Provisions

     Foster Wheeler Ltd.’s bye-laws have provisions that could have an anti-takeover effect. These provisions of the bye-laws are summarized below.

     Foster Wheeler Ltd.’s board of directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote. The board of directors does not have the power to remove directors.

Vacancies on the board of directors may only be filled by the remaining directors and not by the shareholders. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

     Foster Wheeler Ltd.’s board of directors consists of not less than three nor more than twenty persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be elected.

     At any annual general meeting of shareholders, the only business that may be conducted is as shall have been brought before the meeting by or at the direction of the board or by any shareholder who complies with certain notice procedures. To be timely for inclusion in Foster Wheeler Ltd.’s proxy statement, a shareholder’s notice of a shareholder proposal must be received not less than 120 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual general meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder’s notice must be received no less than 45 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual meeting. Under Bermuda law, not less than one hundred shareholders, or shareholders holding at least 5% of the voting power of Foster Wheeler Ltd., may require Foster Wheeler Ltd. give notice of a resolution that may properly be moved at an annual general meeting, or to circulate to shareholders entitled to notice of any meeting a statement with respect to any proposed resolution or business to be dealt with at that meeting.

     Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Foster Wheeler Ltd.’s common shares must be taken at a duly called annual or special general meeting of shareholders unless taken by written consent of all holders of voting shares. Under the bye-laws, special general meetings may only be called by a majority of the entire board of directors. Under Bermuda law, a special general meeting must also be called upon the request of shareholders holding at least 10% of the paid up capital of a company carrying the right to vote. The bye-laws of Foster Wheeler Ltd. provide that any action to be taken at such a shareholder meeting would require the approval of 100% of the shares eligible to vote at such meeting.

     Foster Wheeler Ltd.’s board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to from time to time issue any other classes or series of shares with the designations, rights, preferences, limitations and voting rights, if any, as they consider fit. The board of directors could authorize the issuance of preferred shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the voting shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

     Certain business combinations between Foster Wheeler Ltd. and an interested member are prohibited. Specifically, business combinations between an interested member and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of the outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

     “Business combinations” is defined broadly to include amalgamations or consolidations with Foster Wheeler Ltd. or its subsidiaries, sales or other dispositions of assets having an aggregate value of 10% or more of the aggregate market value of the consolidated assets, aggregate market value of all outstanding shares, consolidated earning power or consolidated net income of Foster Wheeler Ltd., adoption of a plan or proposal for liquidation and most transactions that would increase the interested member’s proportionate share ownership in Foster Wheeler Ltd.

     “Interested member” is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd.

Certain Provisions of Bermuda Law

     Foster Wheeler Ltd. has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows Foster Wheeler Ltd. to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of Foster Wheeler Ltd.’s shares.

     The Bermuda Monetary Authority has given its consent for the issue and free transferability of all the shares of Foster Wheeler Ltd. to and between non-residents of Bermuda for exchange control purposes, provided a class of shares of Foster Wheeler Ltd. are: (1) listed on an appointed stock exchange, which includes the New York Stock Exchange; (2) quoted in the “Pink Sheets”; or (3) quoted on the OTC Bulletin Board. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of Foster Wheeler Ltd.’s business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

     In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, for example as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, Foster Wheeler Ltd. is not bound to investigate or see to the execution of any such trust. Foster Wheeler Ltd. will take no notice of any trust applicable to any of its shares, whether or not it has been notified of such trust.

DESCRIPTION OF THE WARRANTS

     The Class A warrants and the Class B warrants have the same terms except where specifically noted. Unless specifically noted, we refer to them together as the warrants. Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase a specified number of common shares, as described in this section, for $9.378 per common share issuable thereunder. The warrants are currently exercisable.

Exercise of Warrants

     A warrant may be exercised by completing and signing the appropriate form on the warrant and mailing or delivering the warrant to Mellon Investor Services LLC, the warrant agent, in time to reach the warrant agent by the expiration date of the warrants, accompanied by payment of the full exercise price. Payment of the exercise price must be made in United States funds (by check, cash or bank draft) payable to the order of Foster Wheeler Ltd. Common shares will be issued as soon as practicable after exercise and payment of the exercise price.

     The warrants are currently exercisable, subject to the satisfaction of the conditions described above and, in the case of the Class A warrants, must be exercised on or before September 24, 2009 and, in the case of the Class B warrants, on or before September 24, 2007, subject to extension as described below under “—Shelf Registration.”

Common Shares Issuable under the Warrants

     We have reserved a sufficient number of common shares for issuance upon exercise of the warrants, and such common shares, when issued in accordance with the terms of the warrants, will be fully paid and non assessable.

     Each Class A warrant is exercisable for approximately 1.6841 common shares and each Class B warrant is exercisable for approximately 0.0723 common shares, in each case, subject to adjustment. See “—Dilution”.

Dilution

     As long as any warrants remain outstanding, common shares to be issued upon the exercise of warrants will be adjusted in the event of one or more splits, consolidations, amalgamation, subdivisions, readjustments or reclassifications. In the event of any of the foregoing, the remaining number of common shares still subject to the warrants shall be increased or decreased to reflect proportionately the increase or decrease in the number of common shares outstanding and the exercise price per share shall be decreased or increased as the case may be in the same proportion. The warrants contain provisions protecting against dilution resulting from the sale of additional common shares at a price less than the exercise price of the warrants.

Voting and Dividends

     The holders of the warrants as such are not entitled to vote, to receive dividends or to exercise any of the rights of holders of shares of common shares for any purpose until such warrants shall have been duly exercised and payment of the exercise price shall have been made. There is no market for the warrants and there is no assurance that any such market will ever develop.

Shelf Registration

     We have agreed to use our best efforts to maintain, at all times during which the warrants are exercisable, the registration statement of which this prospectus is a part relating to the offer and sale of common shares underlying the warrants for the benefit of the warrant holders. In certain circumstances, the exercisability of the warrants may be suspended. The expiration date of the warrants will be extended for a period equal to the aggregate time during which a registration statement is not available to the holders of the warrants once they become exercisable. In addition, if the registration statement is unavailable at any time during the 30 business days preceding the expiration date, then the expiration date will be extended so that the registration statement is available during the 30 consecutive business days preceding the expiration date as so extended. We will promptly notify the holders of the warrants of any extensions.

Global Form

     The Class A warrants were issued initially in book entry form under a global warrant certificate issued to the Depository Trust Company, or DTC, pursuant to a warrant agreement between us and Mellon Investor Services LLC, as the warrant agent. Beneficial interests in the global warrant certificate may be exchanged for warrant certificates in definitive form by the holder of such interest upon receipt by the warrant agent of written instructions or other form of instructions as is customary for the DTC. We initially appointed the principal office of the warrant agent as the location at which warrants may be surrendered for exercise, transfer or exchange.

     The Class B warrants were issued under the warrant agent’s direct registration system.

Warrant Agent

     Mellon Investor Services LLC has been appointed as the warrant agent under the warrant agreement governing the warrants.

SELLING SECURITYHOLDERS

     The common shares, preferred shares, Class A warrants and the notes were originally issued by Foster Wheeler Ltd. and Foster Wheeler LLC in their equity-for-debt exchange offer. The Class B warrants were issued in a pro rata distribution to all of Foster Wheeler Ltd.’s registered shareholders in connection with the closing of the equity-for-debt exchange offer. The shares are being registered by us, on behalf of the selling securityholders, pursuant to a registration rights agreement between us and the certain securityholders, including the selling securityholders, dated as of September 24, 2004 as amended by the Waivers of the Registration Rights Agreement, dated as of February 2, 2006 by Foster Wheeler Ltd., Foster Wheeler LLC and each of Citigroup Global Capital Markets Inc. and Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund-MLIIF Global Allocation Fund, Merrill Lynch Variable Series Fund, Inc.-Merrill Lynch Global Allocation V.I. Fund and Merrill Lynch Series Funds, Inc.-Global Allocation Strategy Portfolio. As used herein, “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received from a named selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus.

     Pursuant to the registration rights agreement, we agreed to prepare and file with the Commission a registration statement providing for the sale by the selling securityholders of securities from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act. Under the terms of the registration rights agreement, we agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that we will not pay any underwriting fees, discounts or commissions and fees for the selling securityholders attributable to the sale of the securities.

     The tables below set forth certain information with respect to the selling securityholders listed below and their beneficial ownership of securities as of March 20, 2006. Except as specified below, none of the selling securityholders or their affiliates hold any positions, or offices or had any other material relationships with us, or any of our predecessors or affiliates, during the past three years.

     The selling securityholders may from time to time sell all or part of the securities registered hereunder and as a result no estimate can be given as to the number of securities that will be held by any selling securityholder upon termination of any offering made hereby. For information on the procedure for sales by selling securityholders, read the disclosure under the heading “Plan of Distribution” below.

     Since the date on which each selling securityholder provided the information below, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of the securities owned by such selling securityholder in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders is expected to change from time to time. If we are informed of any changed information, it will be set forth in supplements to this prospectus to the extent required.

     Citigroup Global Markets Inc. is a broker-dealer registered under the Exchange Act. The investment adviser for each of Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund—MLIIF Global Allocation Fund, Merrill Lynch Series Fund, Inc.—Global Allocation Strategy Portfolio and Merrill Lynch Variable Series Fund, Inc.—Merrill Lynch Global Allocation V.I. Fund is Merrill Lynch Investment Managers, L.P. who is an affiliate of certain broker-dealers registered under the Exchange Act, including without limitation, Merrill Lynch Pierce Fenner & Smith. Each of Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund—MLIIF Global Allocation Fund, Merrill Lynch Series Fund, Inc.— Global Allocation Strategy Portfolio and Merrill Lynch Variable Series Fund, Inc.—Merrill Lynch Global Allocation V.I. acquired the securities being offered by it hereby in the ordinary course of business, and at the time of acquisition of such securities, each of them did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of such securities. Since Citigroup Global Markets Inc. is a broker-dealer registered under the Exchange Act, it is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Other selling securityholders and any underwriters or broker-dealers that act in connection with the sale of securities might also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions received by such underwriters or broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commission under the Securities Act.

     Although we have not concluded that the selling securityholders are our “affiliates” as defined under the Securities Act of 1933, as amended, if they are deemed to be our affiliates, they would be required to register the sale of any of our securities held by them. Being included as a selling securityholder is not to be deemed a representation that such securityholder is our affiliate. During the past three years, we have not had any material relationship with any of the selling securityholders, except as disclosed in this prospectus. The information contained herein is based on the publicly available information filed with the SEC by the selling shareholders.

Number of Foster Wheeler Ltd.

	Common Shares			Preferred Shares

		Shares That	Percentage of		Shares That	Percentage of
		May	Issued and	Owned prior	May be	Issued and
	Owned prior	be Offered	Outstanding	to the	Offered	Outstanding
Name	to the offering(1)	Hereby(2)	Common Shares(1)	offering	Hereby(2)	Preferred Shares

Merrill Lynch & Co.,
Inc.(3)	3,594,143	3,594,143	5.4%	-	-	-
Citigroup Global
Markets Inc.(4)	1,814,574	1,814,574	2.7%	4	4	*

*	Less than 1% of issued and outstanding securities of that class

(1)	Assumes the conversion and/or exercise of all preferred shares and warrants into common shares.

(2)	Assuming that all of the securities that may be offered hereby are sold and no additional securities are acquired following the date of this prospectus, no selling security holder will own any securities following the offering.

(3)	Includes the ownership of securities by Merrill Lynch’s asset management subsidiaries, Fund Asset Management, L.P. and Merrill Lynch Investment Managers, L.P., through Merrill Lynch International Investment Fund—MLIIF Global Allocation Fund, Merrill Lynch Series Fund, Inc.—Global Allocation Strategy Portfolio and Merrill Lynch Variable Series Fund, Inc.—Merrill Lynch Global Allocation V.I. Fund. These entities do not report ownership independently and there ownership is therefore aggregated for these purposes.

(4)	Citigroup Global Markets Inc. is a subsidiary of Citigroup Inc.

Number of Foster Wheeler Ltd.
Class A Warrants

Percentage of
		Warrants That	Outstanding
	Owned prior	May be Offered	Class A
Name	to the offering	Hereby(1)	Warrants

Citigroup Global Markets Inc.	400	400	*

*	Less than 1% of outstanding securities of that class

(1)	Assuming that all of the securities that may be offered hereby are sold and no additional securities acquired following the date of this prospectus, no selling security holder will own any securities following the offering.

Number of Foster Wheeler Ltd.
Class B Warrants

Percentage of
		Warrants That	Outstanding
	Owned prior	May be Offered	Class B
Name	to the offering	Hereby(1)	Warrants

Citigroup Global Markets Inc.	72,988	72,988	*

*	Less than 1% of outstanding securities of that class

(1)	Assuming that all of the securities that may be offered hereby are sold and no additional securities acquired following the date of this prospectus, no selling security holder will own any securities following the offering.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material U.S. federal income tax considerations of the ownership of preferred shares or common shares (which we refer to collectively as shares) or warrants to holders who hold such shares or warrants as capital assets and who purchase such shares or warrants after the date hereof. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

  financial institutions;

  insurance companies;

  real estate investment trusts;

  regulated investment companies;

  grantor trusts;

  tax-exempt organizations;

  dealers or traders in securities or currencies;

  holders that hold shares or warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

  holders that actually or constructively own or will own 10 percent or more of our voting stock; or

  a Non-U.S. Holder (as defined below) that is a U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company.”

     Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the ownership or disposition of shares or warrants. Holders should consult their tax advisors with respect to the application of the U.S. tax laws to their particular situation.

     This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein.

     For purposes of this description, a U.S. Holder is a beneficial owner of shares or warrants who for U.S. federal income tax purposes is:

  an individual who is a citizen or resident of the United States;

  a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.

     A Non-U.S. Holder is a beneficial owner of shares or warrants that is not a United States person and not a partnership for U.S. federal income tax purposes. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the shares or warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

U.S. Holders

Ownership of Common Shares, Preferred Shares and Warrants

Distributions on Shares

     We have not paid a dividend on our common shares since July 2001 and we have never paid a dividend on our preferred shares. We have no intention of paying any dividends on our common shares or preferred shares in the foreseeable future. If we were to pay dividends in the future on our common shares or preferred shares, they would be subject to U.S. federal income tax in the manner described below.

     Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your shares would be includible in your income as dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. In general, such dividends would not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders with respect to dividends received from a U.S. corporation. To the extent, if any, that the amount of any distribution exceeded our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it would be treated first as a tax-free return of your adjusted tax basis in your shares and thereafter as capital gain. We do not maintain calculations of earnings and profits under U.S. federal income tax principles.

     If you are a U.S. Holder, subject to the succeeding sentence, any dividends paid to you with respect to your shares would generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, as long as 50 percent or more of our stock, by vote or value, is actually or constructively owned by U.S. Holders, a portion of such dividends would (subject to a de minimis exception) be treated as U.S. source income to the extent paid out of earnings and profits from U.S. sources. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before December 31, 2006, any dividends that we distribute generally would constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends we distribute generally will constitute “passive category, “or, in the case of certain U.S. Holders, “general category income.”

     Effective for tax years through 2008, certain dividend income received by non-corporate U.S. taxpayers from domestic corporations or “qualified foreign corporations” is eligible to be taxed at reduced rates, subject to a holder’s satisfaction of certain significant holding period and other applicable requirements. Dividends paid by a foreign corporation (other than a passive foreign investment company) that is not otherwise a qualified foreign corporation are treated as paid by a qualified foreign corporation if the stock with respect to which the dividend is paid is listed on a registered national securities exchange or on the NASDAQ Stock Market. Our common shares are currently listed on the NASDAQ Stock Market. Accordingly, dividends, if any, paid by us on our common shares for tax years through 2008 would be eligible to be taxed at reduced rates if our common shares are listed on the NASDAQ Stock Market at the time the dividends are paid and we are not a passive foreign investment company. As described above, we do not anticipate paying any dividends on our common shares in the foreseeable future.

Constructive Distributions

     Under Section 305(c) of the Code, adjustments (or failures to make adjustments) to the conversion ratio on the preferred shares or the number of common shares deliverable upon the exercise of warrants that have the effect of increasing the proportionate interest of a U.S. Holder in our assets or earnings may result in a taxable deemed distribution to the holder. Any deemed distribution will be subject to U.S. federal income tax in the same manner as an actual distribution received by the holder, as described under “Distributions on Shares” above.

Sale or Exchange of Common Shares, Preferred Shares or Warrants

     If you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or warrants equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or warrants. We believe that a U.S. Holder of preferred shares generally should not recognize gain or loss with respect to its receipt of common shares upon the conversion of its preferred shares. However, no statutory, judicial or administrative authority directly addresses the tax consequences associated with stock having terms like the preferred shares, and it is possible that a U.S. Holder may recognize income, upon the conversion of its preferred shares.

     Except as described above and subject to the passive foreign investment company rules discussed below, any gain or loss recognized on the sale or exchange of shares or warrants (including common shares received upon the conversion of preferred shares or the exercise of such warrants) generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by you generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

     We believe that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and thus that the shares should not be treated as stock of a PFIC. This conclusion, however, is a factual determination that is made annually and thus is uncertain and may be subject to change. If the shares were treated as stock of a PFIC, gain realized on the sale or other disposition of the shares would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain, as well as certain “excess distributions” (if any) received on the shares, ratably over your holding period for the shares, as calculated for purposes of the PFIC rules, and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, and subject to an interest charge in respect of the tax attributable to each such year. Similar rules would apply with respect to warrants in a PFIC, although exercise generally would not be a taxable event, and a shareholder’s holding period for shares received on the exercise of a warrant would include the holding period for the warrant for purposes of the gain and excess distribution calculations.

     In addition, dividends, if any, paid by us in any taxable year in which we are a PFIC would not be eligible to be taxed at reduced rates as described above under “Distributions on Shares,” even if they otherwise would qualify for such reduced rates, for example, in the case of our common shares, by reason of being listed on a registered national securities exchange or on the NASDAQ Stock Market.

Exercise of Warrants

     No gain or loss generally will be recognized by a U.S. Holder upon the exercise of any warrants. The basis of a U.S. Holder in common shares acquired pursuant to the exercise of a warrant will equal the sum of the holder’s basis in the warrant plus the exercise price paid to acquire those shares. The holder’s holding period for the shares will begin on the day following the date of exercise.

Expiration of Warrants

     Upon the expiration of a warrant, a U.S. Holder will recognize a capital loss equal to the adjusted basis in the warrant.

Non-U.S. Holders

Ownership of Common Shares, Preferred Shares and Warrants

     Subject to the discussion below under “U.S. Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, any dividends on shares paid (or deemed paid) to you generally would not be treated as effectively connected with the conduct of a trade or business in the United States and would be exempt from U.S. federal income tax, including withholding tax, unless you:

  have an office or other fixed place of business in the United States to which the dividend income is attributable, and derive dividend income in the active conduct of a banking, financing or similar business within the United States.

     In addition, subject to the discussion below under “U.S. Backup Withholding Tax and Information Reporting Requirements,” you generally will not be subject to U.S. federal income or withholding tax on any income or gain realized on the sale, exchange or retirement of shares or warrants unless:

  such income or gain is effectively connected with your conduct of a trade or business in the United States; or

  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting Requirements

     Information reporting generally will apply to payments of dividends on the shares and proceeds from the sale, exchange or retirement of shares or warrants made within the United States to a holder, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

     The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares or warrants. You should consult your own tax advisor concerning the tax consequences to you, in your particular situation, of owning common or preferred shares or warrants.

PLAN OF DISTRIBUTION

     We are registering the securities described in this prospectus on behalf of the selling securityholders. As used herein, “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received from a named selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All fees and expenses in connection with the registration of the securities offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by the selling securityholders. Sales of securities may be effected by selling securityholders from time to time in one or more types of transactions (which may include block transactions) on any stock exchange or automated interdealer quotation system on which the relevant security is listed, in the over-the-counter market, in negotiated transactions, through put or call option transactions related to the securities, through short sales of securities, through a combination of such methods of sale, or otherwise, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling securityholders have advised us that at present they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling securityholders. Any such agreements, understandings or arrangements entered into in the future will be reflected in this prospectus or a prospectus supplement to the extent required by law.

     The selling securityholders may effect such transactions by selling securities directly to purchasers or to or through underwriters or broker-dealers, which may act as agents or principals. Such underwriters or broker-dealers may receive compensation in the form of discounts, concessions, or commission from the selling securityholders and/or the purchasers of securities for whom such underwriters or broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions).

     Since Citigroup Global Markets Inc. is a broker-dealer registered under the Exchange Act, it is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Other selling securityholders and any underwriters or broker-dealers that act in connection with the sale of securities might also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions received by such underwriters or broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commission under the Securities Act. We have agreed to indemnify each selling securityholder against certain liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer, underwriter or broker-dealer that participates in transactions involving sales of securities against certain liabilities, including liabilities arising under the Securities Act.

     Because selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders may be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders and any other person participating in the sale of securities may be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchase and sales of any of the securities by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the securities.

     Selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon the Company being notified by a selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling securityholder and of the participating underwriter(s) or broker-dealer(s), (2) the number of securities involved, (3)

the price at which such securities were sold, (4) the commissions paid or discounts or concessions allowed to such underwriter(s) or broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, where applicable and (6) other facts material to the transaction.

LEGAL MATTERS

     The validity of the warrants will be passed upon by King & Spalding LLP, New York, New York. The validity of the common shares, preferred shares and the corporate authority of Foster Wheeler Ltd. to issue the warrants will be passed upon by special Bermuda counsel, Conyers Dill & Pearman.

EXPERTS

     The consolidated financial statements of Foster Wheeler Ltd. as of December 30, 2005 and December 31, 2004 and for each of the three years in the period ended December 30, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 30, 2005 incorporated in this prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K for the year ended December 30, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Foster Wheeler Holdings Ltd. and Foster Wheeler LLC as of December 30, 2005 and December 31, 2004 and for each of the three years in the period ended December 30, 2005 incorporated in this prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K for the year ended December 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of:
  Foster Wheeler International Holdings, Inc. as of December 30, 2005 and December 31, 2004 and for each of the three years in the period ended December 30, 2005;

  Foster Wheeler International Corporation as of December 30, 2005 and December 31, 2004 and for each of the three years in the period ended December 30, 2005;

  Foster Wheeler Europe Limited as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005;

  Financial Services S.a.r.l. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005;

  FW Hungary Licensing Limited Liability Company as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005; and

  FW Netherlands C.V. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 30, 2005,

     incorporated in this prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K for the year ended December 30, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information about us, the warrants and our common shares, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements in this prospectus concerning the contents of any document filed as an exhibit to the registration statement are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference room at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any documents we file in the future with the Securities and Exchange Commission, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that we have registered for sale under the registration statement of which this prospectus forms a part:

  Our Annual Report on Form 10-K for the year ended December 30, 2005 filed on March 3, 2006;

  Our Preliminary Proxy Statement on Form PRE 14A, filed on March 20, 2006;

  Our Current Reports on Form 8-K filed on January 18, 2006, January 30, 2006, February 6, 2006, February 7, 2006, February 16, 2006 and March 6, 2006;

  The description of our common shares contained in our Registration Statement on Form 8-A filed on May 31, 2005 (File No. 000-50740).

     Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Securities and Exchange Commission will be incorporated by reference into, or otherwise included in, this prospectus.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at:

Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Attn: Lisa Fries Gardner
Telephone: (908) 730-4000
Facsimile: (908) 730-5300

ENFORCEMENT OF CIVIL LIABILITIES

     Foster Wheeler Ltd. is a Bermuda company. As a result, it may be difficult for you to effect service of process within the United States or to enforce judgments obtained against it in United States courts. Foster Wheeler Ltd. has irrevocably agreed that it may be served process with respect to actions based on offers and sales of securities made in the United States by having Foster Wheeler LLC, Perryville Corporate Park, Clinton, New Jersey 08809-4000, be the United States agent appointed for that purpose.

     Foster Wheeler Ltd. has been advised by Bermuda special counsel, Conyers Dill & Pearman, that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. It has also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Supreme Court of Bermuda under the common law doctrine of obligation. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as:

(1)	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in Bermuda; and

(2)	the judgment is not contrary to public policy in Bermuda, was not obtained by fraud or in proceedings contrary to natural justice of Bermuda and is not based on an error in Bermuda law.

     A Bermuda court may impose civil liability on Foster Wheeler Ltd., or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Foster Wheeler since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

FOSTER WHEELER LTD.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Foster Wheeler Ltd.

     Foster Wheeler Ltd. is a Bermuda company. Section 98 of the Companies Act of 1981 of Bermuda (the “Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company (although Foster Wheeler Ltd. has not agreed to indemnify its auditors even though permitted by Bermuda law). Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

     Foster Wheeler Ltd. has adopted provisions in its bye-laws that provide that it shall indemnify its respective officers and directors in respect of their actions and omissions, except in respect of their fraud, dishonesty or willful misconduct, and it maintains liability insurance covering its directors and officers and those of its subsidiaries. Our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

4.1	Memorandum of Association of Foster Wheeler Ltd. (Filed as Annex II to Foster Wheeler Ltd.’s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated herein by reference.)

4.2	Bye-laws of Foster Wheeler Ltd. amended November 29, 2004 (Filed as Exhibit 99.3 to Foster Wheeler Ltd.’s Form 8-K filed on December 2, 2004 and incorporated herein by reference.)

4.3	Registration Rights Agreement (the “Registration Rights Agreement”) dated as of September 24, 2004 relating to offering of common shares, preferred shares and warrants. (Filed as Exhibit 4.5 to Foster Wheeler Ltd.’s registration statement on Form S-4 (File No. 119841) filed on October 20, 2004 and incorporated by reference herein.)

4.4	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Citigroup Global Capital Markets Inc. (Filed as Exhibit 10.13 to Foster Wheeler Ltd.’s Form 10- K for the fiscal year ended December 30, 2005, filed on March 3, 2006, and incorporated herein by reference.)

4.5	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund-MLIIF Global Allocation Fund, Merrill Lynch Variable Series Fund, Inc.-Merrill Lynch Global Allocation V.I. Fund, and Merrill Lynch Series Funds, Inc.-Global Allocation Strategy Portfolio. (Filed as Exhibit 10.14 to Foster Wheeler Ltd.’s Form 10-K for the fiscal year ended December 30, 2005, filed on March 3, 2006, and incorporated herein by reference.)

4.6	Form of common share certificate (Filed as Exhibit 4.2 to Foster Wheeler Ltd.’s current report on Form 8-K filed on May 25, 2001 and incorporated by reference herein.)

4.7	Form of Preferred Share Certificate (Filed as Exhibit 4.25 to Foster Wheeler Ltd.’s registration statement on Form S-4 (File No. 333-107054) filed on May 4, 2004 and incorporated herein by reference.)

4.8	Warrant Agreement between Foster Wheeler Ltd. and Mellon Investor Services LLC, including forms of warrant certificates (Filed as Exhibit 4.10 to Foster Wheeler Ltd.’s registration statement on Form S-3 (File No. 333-120076) filed on December 21, 2004 and incorporated by reference herein.)

5.1	Opinion of King & Spalding LLP as to the validity of the warrants.

5.2	Opinion of Conyers Dill & Pearman as to the legality of the common shares and preferred shares and the corporate authority to issue the warrants.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of King & Spalding LLP (included in Exhibit 5.1.)

23.3	Consent of Conyers Dill & Pearman (included in Exhibit 5.1.)

24.1	Power of Attorney (included in the signature pages to this registration statement.)

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i)      to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii)     to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

     (iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however , that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

     (A)      Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

     (B)      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided , however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     (i)      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

     (ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

     (iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

     (iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

     That, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, on March 22, 2006.

FOSTER WHEELER LTD.

By:	/s/ Lisa Fries Gardner

Lisa Fries Gardner
Vice President and Secretary

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Foster Wheeler Ltd., a Bermuda company, do hereby constitute and appoint Raymond J. Milchovich, John T. La Duc, Brian K. Ferraioli, and Lisa Fries Gardner, and each of them individually, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which such attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable such corporation to comply with the Securities Act of 1933, as amended, any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement and the Bermuda Companies Act 1981. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement (and each Prospectus contained therein), to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all such attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Raymond J. Milchovich	Director, Chairman of the Board,
	President and Chief Executive	March 15, 2006
Raymond J. Milchovich	Officer (Principal Executive Officer)

Executive Vice President and Chief
/s/ John T. La Duc	Financial Officer (Principal	March 22, 2006
Financial Officer)
John T. La Duc

/s/ Brian K. Ferraioli	Vice President and Controller	March 22, 2006
(Principal Accounting Officer)
Brian K. Ferraioli

/s/ Eugene D. Atkinson	Director	March 22, 2006

Eugene D. Atkinson

/s/ Diane C. Creel	Director	March 16, 2006

Diane C. Creel

Signature	Title	Date

/s/ Joseph J. Melone	Director	March 22, 2006

Joseph J. Melone

/s/ Stephanie Hanbury-Brown	Director	March 22, 2006

Stephanie Hanbury-Brown

/s/ James D. Woods	Director	March 22, 2006

James D. Woods

/s/ Davis M. Sloan	Director	March 22, 2006

David M. Sloan

EXHIBIT INDEX

Exhibit No.	Description

4.1	Memorandum of Association of Foster Wheeler Ltd. (Filed as Annex II to Foster Wheeler Ltd.’s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated herein by reference.)

4.2	Bye-laws of Foster Wheeler Ltd. amended November 29, 2004 (Filed as Exhibit 99.3 to Foster Wheeler Ltd.’s Form 8-K filed on December 2, 2004 and incorporated herein by reference.)

4.3	Registration Rights Agreement (the “Registration Rights Agreement”) dated as of September 24, 2004 relating to offering of common shares, preferred shares and warrants (Filed as Exhibit 4.5 to Foster Wheeler Ltd.’s registration statement on Form S-4 (File No. 119841) filed on October 20, 2004 and incorporated by reference herein.)

4.4	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Citigroup Global Capital Markets Inc. (Filed as Exhibit 10.13 to Foster Wheeler Ltd.’s Form 10- K for the fiscal year ended December 30, 2005, filed on March 3, 2006, and incorporated herein by reference.)

4.5	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund-MLIIF Global Allocation Fund, Merrill Lynch Variable Series Fund, Inc.-Merrill Lynch Global Allocation V.I. Fund, and Merrill Lynch Series Funds, Inc.-Global Allocation Strategy Portfolio. (Filed as Exhibit 10.14 to Foster Wheeler Ltd.’s Form 10-K for the fiscal year ended December 30, 2005, filed on March 3, 2006, and incorporated herein by reference.)

4.6	Form of common share certificate (Filed as Exhibit 4.2 to Foster Wheeler Ltd.’s current report on Form 8-K filed on May 25, 2001 and incorporated by reference herein.)

4.7	Form of Preferred Share Certificate (Filed as Exhibit 4.25 to Foster Wheeler Ltd.’s registration statement on From S-4 (File No. 333-107054) files on May 4, 2004 and incorporated herein by reference.)

4.8	Warrant Agreement between Foster Wheeler Ltd. and Mellon Investor Services LLC, including forms of warrant certificates (Filed as Exhibit 4.10 to Foster Wheeler Ltd.’s registration statement on Form S-3 (File No. 333-120076) filed on December 21, 2004 and incorporated by reference herein.)

5.1	Opinion of King & Spalding LLP as to the validity of the warrants.

5.2	Opinion of Conyers Dill & Pearman as to the legality of the common shares and preferred shares and the corporate authority to issue the warrants.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of King & Spalding LLP (included in Exhibit 5.1.)

23.3	Consent of Conyers Dill & Pearman (included in Exhibit 5.1.)

24.1	Power of Attorney (included in the signature pages to this registration statement.)